Exhibit 99.1

Contents

1	Message to Shareholders

1	Management’s Discussion & Analysis

21	Management’s Report

22	Auditors’ Report

23	Consolidated Financial Statements

27	Notes to Consolidated Financial Statements
forward-looking statements
This Annual Report contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events based on assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. These statements involve risks, uncertainties and other factors that may cause our results to differ materially from those anticipated in our forward-looking statements. These risks, uncertainties and other factors may be significant. They include risks related to our revenue growth, operating results, industry, technology and products, as well as other factors discussed in our annual information form and elsewhere in this Annual Report. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We are under no duty to update any of our forward-looking statements, other than as required by law. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled: “Forward Looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in the Management’s Discussion and Analysis portion of this Annual Report for a discussion of the factors that could affect our future performance.

Q: What have you discovered about Hydrogenics?

Daryl:	Hydrogenics is a team of very talented and enterprising people who love to innovate and improve technology. This team has turned out leading technology for fuel cell power modules, hydrogen generating electrolyzers and fuel cell test equipment. Our customers have given us their vote of confidence in these technologies by adopting our products all over the world. We work with customers who are leaders in their respective fields in power back-up systems, light mobility vehicles, industrial gases, hydrogen refueling stations, as well as the top R&D labs for fuel cells world wide.

...continued

Q: What is promising?	Daryl: We are seeing growth in the uptake of fuel cells in backup power. Our strategy to partner with major providers of electrical equipment allows us to contribute what we do best, alongside our partners’ ability to access and service global multi-billion dollar markets. While our early joint development efforts move a little more slowly, we have confidence that the ramp-up curve in volume and revenue will come during the next two years. Our partners share the view that fuel cell backup power offers the potential of an overall superior value proposition compared to conventional battery energy storage options. The same case exists for our forklift truck partners. In markets for onsite generation of hydrogen we continue to grow conventional industrial gas applications. Exciting new markets for production of hydrogen fuel from renewable energies such as wind and solar are opening up. As well, we are engaged with new applications in the nuclear power industry which show significant promise.

Q: How big is the opportunity?	Daryl: In backup power even a small percentage penetration of the $10 billion global market will generate significant revenue opportunities for the fuel cell industry. Considering the scope of our supply and amenable applications, the addressable segment of the market exceeds $4 billion. Our expertise and tenure in this business should enable Hydrogenics to capture a material share of the available market. Electric forklift applications also represent an opportunity to capture a slice of a currently addressable $4 billion market. As for merchant hydrogen gas, the global market is estimated to be $5 billion with the current market slice for onsite generation of hydrogen by electrolysis being quite small. We believe that a greater portion of this market will evolve to be suitable for onsite generation of hydrogen as the price of natural gas increases, as customers seek more stable supplies, and as merchant gas partners seek to add capacity through onsite generation rather than through new centralized production. Hydrogenics has unrivalled experience in this business and we stand to profit from this.

Q: What is stopping you?	Daryl: Nothing is stopping us but we are in early stages where the traction is still limited. Our technology is ready for the markets that we have targeted, and right now the challenge is to find the right customers or partners. After all, we aren’t only selling products, we are selling a technology with a very different feature set than what these customers are familiar with. In other words we are selling ‘change’. Our challenge today is to find those customers that are willing to be first to embrace something new. Adoption will emerge as end users and channel partners come to fully realize the value of fuel cell technology for life cycle cost performance and reliability. We have reached the stage where we are moving from multiple small demonstration projects to larger lot size orders. This was evidenced last year when we communicated our success with the largest commercial order in the industry to date at 500 units. Even with these orders the field deployment with end users takes time since each installation site is a first time experience for most of the parties involved.

ii	Hydrogenics 2006 Annual Report

Daryl: The last year was a challenging one for the company with production setbacks at our OnSite Generation facilities in Belgium. We worked hard to identify the root cause of these issues and implement the necessary corrective measures. By the end of the year we were shipping product and passing customer factory acceptance tests. Concerning fuel cell power modules, commercialization of new technology involves many hurdles and much learning. Our progress toward higher volumes of installations is slower than we would like. We are working with our partners and end-users to understand how to move much more quickly.
Q: What is challenging?

Daryl: Our goal is to be among the first significant hydrogen fuel cell companies to break through to a net positive cash flow condition. To support this goal, over the next three years, each of our three businesses are expected to cross that line. This will be a clear testimony to the commercial viability of fuel cell technology. The way we will do this is through technology advancements and cost reductions which will put the value of our products more and more into commercial reach.
Q: What is the goal?

Daryl: Our first priority is to mobilize our organization through focus, passion and discipline toward the goal just mentioned. The second is to work more closely with our customers to deeply understand how to bring compelling value to them through our technology, and how to do that more quickly. Finally, we have already made some difficult decisions to adjust our cost structure so that we can better live within our means. This involves reducing our rate of drawdown on cash by half in comparison to 2006.
Q: What are the priorities?

Daryl: During the last year we had the opportunity to use our 500 unit order to challenge ourselves and our suppliers. Naturally it is not appropriate to divulge exact numbers but we can say that costs for our AC power backup unit dropped by over 50% last year. Overall costs are now in the region where we can directly compete with conventional technology and show life cycle cost advantage. There is still opportunity to drive costs down further as volumes rise. It is refreshing to share a moment with our engineering and purchasing team and hear their own surprise on how far we have come in just twelve months.
Q: Are costs coming down?

Daryl: Not by myself. We will accomplish all of this the only way anyone can accomplish any ambitious goal - through teamwork. I have personally never succeeded any other way. At Hydrogenics there is a refreshing honesty and willingness to “tell it like it is”. This is a very good sign that true teamwork is achievable. There is also a very tenacious determination to constantly improve everything we do. Teamwork, honesty and tenacity is what it will take to succeed here. The Hydrogenics team, our partners and our customers have what it takes.
Q: How will you do it?

Hydrogenics 2006 Annual Report	iii

MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following sets out management’s discussion and analysis of the financial position and results of operations for the years ended December 31, 2006, 2005, and 2004 (“MD&A”). You should read the following discussion in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this report. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The principal differences are described in note 24 of our consolidated financial statements. Additional information regarding Hydrogenics Corporation (the “Corporation”, “our”, “us” or “we”), including the Corporation’s annual information form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated March 20, 2007 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
FORWARD-LOOKING STATEMENTS AND RISK FACTORS
This report contains forward-looking statements about our achievements, results of operations, goals, levels of activity, performance, and other future events based on assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. These statements involve risks, uncertainties and other factors that may cause our results to differ materially from those anticipated in our forward-looking statements. They include risks related to our revenue growth, operating results, industry, technology and products, as well as other factors discussed below and elsewhere in this report. We are under no duty to update any of our forward-looking statements after the date of our financial statements, other than as required by law. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled “Forward-Looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.
OVERVIEW
Our business is organized into three business units, which correspond to our reportable segments and consist of: (i) OnSite Generation focused on hydrogen generation products; (ii) Power Systems focused on fuel cell products; and (iii) Test Systems focused on fuel cell test products and diagnostic testing services. We believe that organizing ourselves into these three business units allows us to better allocate our resources, position ourselves for growth opportunities in a variety of markets and mitigates the impact of one part of our business not achieving expectations. These business units are supported by a corporate services group providing finance, insurance, investor relations, legal, treasury and other administrative services, which we refer to as Corporate and Other.
Our OnSite Generation group sells hydrogen generation products to industrial, transportation and renewable energy customers. Our Power Systems group sells fuel cell products to original equipment manufacturers (“OEMs”), systems integrators and end users for stationary applications such as backup power and light mobility applications such as forklift trucks. Our Test Systems group sells fuel cell test station products to OEMs and fuel cell and fuel cell component developers to validate their fuel cell products and provides testing services to third parties to validate their fuel cell development efforts.
We have the following wholly owned subsidiaries: Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies, Inc.) (“Greenlight Power”) (incorporated under the federal laws of Canada); Hydrogenics USA, Inc. (incorporated under the laws of the State of Delaware); Hydrogenics Japan Inc. (incorporated under the laws of the Province of Ontario); Hydrogenics GmbH (formerly EnKat GmbH) (incorporated under the laws of Germany); and Stuart Energy Systems Corporation (“Stuart Energy”) (incorporated under the federal laws of Canada). Stuart Energy owns 100% of the voting securities of Hydrogenics Europe NV (incorporated under the laws of Belgium).
OUTLOOK
This “Outlook” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-Looking Statements on page 1 and the section entitled “Risks and Uncertainties” on page 12 of our 2006 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.
On March 20, 2007, the Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The majority of the restructuring and streamlining is anticipated to be effected by March 31, 2007. A significant component of this restructuring and streamlining involves the workforce reduction of approximately 50 full-time equivalent positions across all business units. In order to effect this workforce reduction, the Corporation will incur a one-time pre-tax charge of approximately $2.1 million primarily in the three months ended March 31, 2007. These workforce reductions, once completed, represent approximately $4.0 million of annualized cost savings.
During 2007, and for the next several years, we anticipate we will continue to benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation and programs worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications. We also anticipate that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
Our strategy for our OnSite Generation business unit is to increase revenues from industrial hydrogen markets while also pursuing opportu-nities in the transportation and renewable energy markets. We anticipate that the continued development of our new S-4000 electrolytic generator will position us to increase revenues in the industrial market and offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large scale renewable installations increases. Our strategy for our Power Systems business unit is to sell into early adopting markets as our products become more cost competitive with incumbent technologies. We believe there are near-term sales opportunities in the AC and DC backup power markets, light mobility markets as well as various military markets. For our Test

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Systems business unit, our strategy is to continue to expand our offering of services and diagnostic tools in order to provide fuel cell developers with critical information required to advance their technology.
We expect that our gross margin will increase from 2006, but remain low relative to historical levels for the foreseeable future. We expect this trend will continue as a result of: (i) a larger percentage of revenues emanating from our OnSite Generation business unit, which has historically generated lower gross margins; (ii) the time necessary to introduce our new S-4000 electrolytic generator product; (iii) the time for our Power Systems products to enter commercial markets; and (iv) our ability to improve operational efficiencies across all business units. At the same time, we are aiming to improve our gross margin by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in selling, general and administrative (“SG&A”) areas to address near-term market opportunities and we expect that research and product development (“R&D”) costs will increase in the future to support product development initiatives as we commercialize our products, primarily in our OnSite Generation and Power Systems business units. We also expect that our level of capital expenditures will increase from 2006 in future years as we invest in property, plant and equipment that we believe is necessary to grow our operations.
SELECTED ANNUAL INFORMATION
($000’s of U.S. dollars except per share amounts)

	Years ended December 31
	2006	2005	2004
Revenues	$30,059	$37,191	$16,656
Net loss	(130,759)	(37,374)	(33,539)
Loss per share (basic and fully diluted)	(1.42)	(0.41)	(0.53)
Dividends per share	Nil	Nil	Nil
Total assets	97,173	214,657	117,861
Current Liabilities	30,189	18,690	8,172
Long-term liabilities	227	460	476
OVERALL FINANCIAL PERFORMANCE
Our revenues for the year ended December 31, 2006 were $30.1 million, compared to $37.2 million in 2005 and $16.7 million in 2004. The $7.1 million decrease in revenues in 2006 compared to 2005 is largely attributable to production delays caused by supply chain and component quality issues in our OnSite Generation business unit. This decrease was partially offset by a $3.1 million increase in revenues from our Power Systems business unit as a result of an increase in demand for our fuel cell products and the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM. The $20.2 million increase in revenues in 2005 compared to 2004 is attributed to the acquisition of Stuart Energy in January 2005 and 18% organic revenue growth.
Our net loss for the year ended December 31, 2006 was $130.8 million, or $1.42 per share, compared to a net loss of $37.4 million, or $0.41 per share, for 2005 and a net loss of $33.5 million, or $0.53 per share, for 2004. The $93.4 million higher net loss in 2006 primarily reflects $90.8 million of impairment charges attributed to our acquisitions of Stuart Energy and Greenlight Power and $2.6 million of lower gross margin.
Cash used in operations and capital expenditures for the year ended December 31, 2006 was $26.2 million compared to $29.5 million in 2005 and $17.9 million in 2004. The $3.3 million decrease from 2005 to 2006 is attributed to decreased cash outflows from operations of $5.1 million, which were partially offset by a $1.3 million increase in capital expenditures and sale of assets of $0.5 million. The $11.6 million increase from 2004 to 2005 is attributed to increased cash outflows from operations of $13.6 million, partially offset by a $2.0 million decrease in capital expenditures in 2005 compared to 2004.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our accounting policies are outlined in notes 2 and 3 to our consolidated financial statements. Set out below is a discussion of the application of critical accounting policies and estimates that require management assumptions about matters that are uncertain at the time the accounting estimate is made, and for which differences in estimates could have a material impact on our consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.
Valuation of Intangible Assets and Goodwill
We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.
Goodwill has been recorded as a result of our acquisitions of Stuart Energy and Greenlight Power. Goodwill is tested for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. We have selected our fourth quarter as our annual testing period for goodwill. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flow approach and the market approach, which utilizes comparable companies’ data. To determine the fair value using the discounted cash flow approach, we use estimates that include: (i) revenues; (ii) expected growth rates; (iii) costs; and (iv) appropriate discount rates. Significant management judgment is required in forecasting future operating results. Should different conditions prevail, material impairments of goodwill could occur.
We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate, which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.
Product Warranty Provision
We typically provide a warranty for parts and labor for up to one year, for certain operating specifications such as product efficiency. Warranty obligations are recognized at the time of sale based on the estimated warranty costs we expect to

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MANAGEMENT’S DISCUSSION AND ANALYSIS
incur. These estimates are based on a number of factors including our historical warranty claims and cost experience and the type and duration of warranty coverage. Warranty expense is recorded as a component of cost of revenues. Additional information related to our warranty provision is contained in note 9 of our consolidated financial statements.
Stock-based Compensation
The estimated fair value of stock awards granted to employees as of the date of grant is recognized as a compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as an expense over the period in which the related goods or services are rendered. The determination of the fair value of stock awards includes the use of option pricing models and the use of estimates for expected volatility, option life and interest rates.
Allowance for Doubtful Accounts
We record an allowance against accounts receivable for accounts we anticipate may not be fully collectible. This allowance is based on our best estimate of collectibility, taking into account the specific circumstances of the transaction and knowledge of the particular customer.
Provision for Obsolete Inventory
We record a provision against inventory when we determine its potential future use in the production of commercial products is unlikely. Due to the nature of our operations, which include significant R&D activities and prototype projects, we actively monitor raw materials inventory to ensure they are consumed in operations in a timely manner. However, as products or R&D efforts change and the use of certain raw materials inventory becomes doubtful, a provision is taken against the carrying value of this inventory.
Valuation of Future Income Tax Assets
Significant management judgment is required in determining the valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in a jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. We record a valuation allowance to reduce our future income tax assets recorded on our balance sheet to the amount of future income tax benefit that is more likely than not to be realized. We have recorded a full valuation allowance to reflect the uncertainties associated with the realization of our future income tax assets based on management’s best estimates as to the certainty of realization.
RECENTLY ISSUED ACCOUNTING STANDARDS
Our accounting policies are described in notes 2 and 3 of our consolidated financial statements. We have adopted the following changes to our accounting policies:
(I) CANADIAN STANDARDS
Financial Instruments
In April 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855, which prescribes when a financial asset, liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value, other times using cost-based measures. CICA Section 3855 also specifies how financial instrument gains and losses are to be presented. CICA Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. We adopted this standard effective January 1, 2006. The adoption of this new guidance did not have a material impact on our financial position, results of operations or cash flows.
Comprehensive Income
CICA Section 1530 introduced new standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. We adopted this standard effective January 1, 2006. The adoption of this new guidance did not have a material impact on our financial position, results of operations or cash flows.
Equity
The CICA replaced Section 3250 — Surplus with Section 3251 — Equity, which establishes standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. We adopted this standard effective January 1, 2006. The adoption of this new guidance did not have a material impact on our financial position, results of operations or cash flows.
(II) U.S. STANDARDS
Inventory Costs
In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current period charges. It also requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted this standard for U.S. GAAP reporting purposes effective January 1, 2006. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows under U.S. GAAP reporting.
Share-Based Payments
FASB issued FAS No. 123R “Share-Based Payments” which supersedes APB No. 25 and amends FAS No. 123 in a number of areas. Under FAS No. 123R, all forms of share-based payment to employees result in a compensation expense recognized in the financial statements. FAS No. 123R is effective for share-based payments incurred during fiscal years beginning after June 15, 2005. We adopted this standard for U.S. GAAP reporting purposes effective January 1, 2006. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows under U.S. GAAP reporting.
Accounting for Uncertainty in Income Taxes
In June 2006, FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on classification, accounting in interim periods, derecognition, disclosure and transition, and interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation plans to adopt the

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MANAGEMENT’S DISCUSSION AND ANALYSIS
provisions of FIN 48 effective January 1, 2007. The Corporation does not expect the adoption of this guidance to have a material impact on the Corporation’s financial position, results of operations or cash flows under U.S. GAAP.
BUSINESS ACQUISITIONS
Stuart Energy - On November 10, 2004, we announced that we had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, our offer to acquire Stuart Energy was completed and resulted in us acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, we acquired the remaining shares of Stuart Energy, which then became a wholly owned subsidiary of the Corporation. The purchase price was $122.9 million exclusive of $2.4 million of expenses relating to the acquisition. Consideration consisted of the issuance of 26,999,103 of our common shares issued at a value based on the average market price of our common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.
We believe the acquisition of Stuart Energy represented a milestone in the execution of our strategic plan as it allowed us to reduce our exposure to any single product, market or adoption rate. The acquisition has afforded us a diversified product portfolio of fuel cell power products, hydrogen generation products and fuel cell test stations and also provided greater revenue diversity. The combined company has an expanded roster of blue-chip customers, including Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, Chevron, Ford, General Motors, John Deere, Linde, Shell Hydrogen and Toyota, as well as a global network of sales agents and global customer service capabilities. We now have an ability to market a broader and more diverse product portfolio through expanded global sales and distribution channels. Accordingly, we believe the Stuart Energy acquisition has provided us with a competitive advantage against competitors who do not enjoy such scale.
Our 2006 results however, were adversely impacted by the impairment of identifiable intangible assets and goodwill totalling $85.7 million in our Onsite Generation business unit as well as warranty reserves of $2.4 million relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005, combined with lower revenues caused by supply chain quality issues, which resulted in lower overhead absorption. Throughout the year we made efforts to improve quality and testing systems to support increased production and will continue to make such efforts in 2007. We resumed delivery to our customers in the fourth quarter of 2006, although not at historical levels. While we are optimistic we will reach historical levels of deliveries in 2007, we cannot be definitive as to when this will happen.
Our combined and complementary product portfolio allows us to offer turn-key hydrogen applications and hydrogen fueling products to customers. For example, we can offer bundled products for fuel cell powered forklifts and hydrogen refueling infrastructure. Our combined technology portfolio includes expertise in Proton Exchange Membrane (“PEM”) fuel cells, alkaline and PEM electrolysis, systems integration, codes and standards, fuel cell test stands, as well as access to hydrogen internal combustion engine technology. Another significant factor in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability. The acquisition and integration has provided significant cost synergies through rationalization of facilities, infrastructure, public company costs and staff. We realized annualized cost savings for the combined organization following the acquisition in excess of $10.0 million.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S, securities laws, and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.
As at December 31, 2006, an evaluation was carried out under the supervision of, and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under Multilateral Instrument 52-109-Certification of Disclosure in Issuer’s Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006.
Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2006, and, based on that assessment, determined that our internal control over financial reporting was effective. See pages 21 and 22 for Management’s Report on Internal Control over Consolidated Financial Reporting and the Independent Auditors’ Report with respect to management’s assessment of internal controls over financial reporting.
RESULTS OF OPERATIONS
Revenues for the year ended December 31, 2006 were $30.1 million, a $7.1 million or 19% decrease from 2005. This decrease is primarily the result of production delays caused by supply chain and component quality issues in our OnSite Generation business unit. This decrease was partially offset by an increase in revenues attributable to our Power Systems business unit as a result of an increase in demand for our products as well as the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM.
The following table provides a breakdown of our revenues for the years ended December 31, 2006, 2005 and 2004.

(000’s of U.S. dollars)	2006	2005	2004

OnSite Generation	$12,032	$21,748	$1,505
Power Systems	6,943	3,861	4,106
Test Systems	11,084	11,582	11,045

	$30,059	$37,191	$16,656

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Our revenues are segmented by business unit and are summarized below.
> OnSite Generation
OnSite Generation revenues for the year ended December 31, 2006 decreased by $9.7 million compared to 2005 as a result of production delays caused by supply chain and component quality issues initially encountered in the first quarter of 2006. During the second quarter of 2006, we implemented standardized, rigorous quality testing protocols to address the supply chain quality issues. As a result of the testing prototcols, we identified other operational and production quality issues, which we believe we have addressed through appropriate corrective measures and resumed delivery to our customers during the fourth quarter of 2006, although not at historical levels. While we are optimistic we will reach historical levels of deliveries in 2007, we cannot be definitive as to when this will happen. We anticipate increasing our revenues in the industrial hydrogen markets and pursue sales opportunities in transportation and renewable energy markets. As at December 31, 2006, we had $15.1 million of confirmed orders, all of which are anticipated to be delivered and recognized as revenue in 2007.
OnSite Generation revenues for the year ended December 31, 2005 increased $20.2 million compared to 2004 as a result of our acquisition of Stuart Energy in January 2005 and 18% organic growth primarily in the industrial hydrogen market.
> Power Systems
Power Systems revenues for the year ended December 31, 2006 increased by $3.1 million or 80% compared to 2005 primarily as a result of an increase in demand for our products as well as the partial execution of our multiple unit contract for HyPM® 500 Series Fuel Cell Power Modules for delivery to a leading military OEM. As our products become more cost competitive, we anticipate increased deployments in both the AC and DC backup power markets, light mobility markets as well as military markets. As at December 31, 2006, we had $8.3 million of confirmed orders, inclusive of an initial order for 40 fuel cell modules to be delivered to American Power Conversion, approximately 41% of which are anticipated to be delivered and recognized as revenue in 2007.
Power Systems revenues for the year ended December 31, 2005 decreased by $0.3 million or 6% compared to 2004 primarily as a result of our completion of engineering services for General Motors in 2004, which contributed $1.8 million of revenues in 2004 and $nil in 2005.
> Test Systems
Test Systems revenues for the year ended December 31, 2006 decreased by $0.5 million or 4% compared to 2005 due to a $0.7 million increase in test services revenues offset by a $1.2 million decrease in test product revenues. We believe that the decrease is reflective of an overall stabilizing of capital expenditures for fuel cell diagnostic equipment offset by an increase in test services for one customer. As at December 31, 2006, we had $6.1 million of confirmed orders comprising $5.4 million of product sales and $0.7 million of testing services, all of which are anticipated to be delivered and recognized as revenue in 2007.
Test Systems revenues for the year ended December 31, 2005 increased $0.5 million or 5% primarily as a result of an increase in test services revenues.
Cost of revenues for the year ended December 31, 2006 were $29.4 million a decrease of $4.5 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 98% in 2006 compared to 91% in 2005. The increase in cost of revenues, expressed as a percentage of revenues, is primarily attributable to $2.4 million of warranty reserves in our OnSite Generation group relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005, a lower level of total revenues and a higher proportion of OnSite Generation revenues, which have historically generated a higher cost of revenues. Additional cost of revenues commentary for each business unit is provided below:
> OnSite Generation
OnSite Generation cost of revenues for the year ended December 31, 2006 decreased by $3.7 million to $17.5 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 145% in 2006 compared to 97% in 2005. This percentage increase can be attributed to a lower level of revenues causing a lower level of overhead absorption, and a $2.4 million of warranty reserves incurred in connection with units shipped prior to January 2005.
OnSite Generation cost of revenues for the year ended December 31, 2005 increased by $19.9 million to $21.2 million compared to 2004. Expressed as a percentage of revenues, cost of revenues was 97% in 2005 compared to 87% in 2004. This percentage increase can largely be attributed to a $1.3 million increase in the fair value of work in process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy and a $1.3 million charge to repair or replace units, primarily those delivered by Stuart Energy prior to the acquisition.
> Power Systems
Power Systems cost of revenues for the year ended December 31, 2006 increased by $0.8 million to $3.9 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 56% compared to 81% in 2005 primarily as a result of a higher proportion of military and demonstration orders, which have historically generated higher margins than commercial orders and of benefits achieved from cost and efficiency improvements and product standardization initiatives.
Power Systems cost of revenues for the year ended December 31, 2005 increased by $0.1 million to $3.1 million compared to 2004. Expressed as a percentage of revenues, cost of revenues was 81% in 2005 compared to 72% in 2004 primarily as a result of completing an engineering services contract for General Motors in 2004, allowing us to generate higher gross margins.
> Test Systems
Test Systems cost of revenues for the year ended December 31, 2006 decreased by $1.6 million to $7.9 million compared to 2005. Expressed as a percentage of revenues, cost of revenues was 72% in 2006 compared to 83% in 2005 and was primarily attributable to a higher proportion of test service revenues partially offset by competitive pricing pressures in the test equipment market.
Test Systems cost of revenues for the year ended December 31, 2005 was $9.6 million, an increase of $1.5 million or 18% compared to 2004. Expressed as a percentage of revenues, cost of revenues was 83% in 2005 compared to 73% in 2004. This increase was primarily attributable to competitive pricing pressures for test equipment, partially offset by a higher proportion of test services revenues.
Selling, general and administrative expenses were $26.1 million for the year ended December 31, 2006, an increase of $3.7 million, or 17%, compared to 2005. The increased level of SG&A expenses is primarily attributable to $1.4 million severance and other related compensation payments, $1.8 million of Sarbanes-Oxley Act compliance and $1.2 million of other business strategy matters, which were partially offset by various cost reduction initiatives.

5	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Selling, general and administrative expenses were $22.4 million in 2005, an increase of $9.4 million, or 72%, compared with $13.0 million in 2004. This increased level of selling, general and administrative expense was primarily attributable to the incremental costs of the Stuart Energy operations and a $0.8 million increase as a result of the strengthening in the Canadian dollar relative to the U.S. dollar offset by various cost rationalization efforts undertaken during the year. Also included in SG&A in 2005 was $1.8 million of severance costs.
Research and product development expenses for the year ended December 31, 2006 were $9.4 million, an increase of $1.6 million or 22% compared to 2005, comprised of a $1.3 million increase in R&D expenditures and a $0.3 million decrease in third party funding. The increase in research and product development expenditures is primarily attributable to the continued development of our S-4000 electrolytic hydrogen generation technology and engineering initiatives for our S-1000 electrolytic hydrogen product line in our OnSite Generation business unit and the continued development of fuel cell products for backup power and light mobility applications in our Power Systems business unit. The decrease in third party funding is primarily attributable to streamlining our research and product development initiatives throughout the year. We expect research and product development expenditures to increase in 2007 to support our S-4000 electrolytic hydrogen generation technology initiative, positioning us to offer products for integration with large scale renewable energy installations, such as solar and wind farms and our development plans primarily to commercialize fuel cell power products for backup power and light mobility applications.
Research and product development expenses for the year ended December 31, 2005 were $7.7 million, a decrease of $1.3 million, or 15%, compared to 2004 primarily attributable to a $3.0 million decrease in research and development expenditures and a $1.7 million decrease in funding.
Amortization of property, plant and equipment for the year ended December 31, 2006 decreased $0.1 million or 7% compared to 2005 primarily as a result of the relative aging of our property, plant and equipment and lower capital expenditures in 2006.
Amortization of property, plant and equipment for the year ended December 31, 2005 decreased $1.2 million or 46% compared to 2004 primarily as a result of the relative aging of our property, plant and equipment and lower capital expenditures in 2005.
Amortization of intangible assets for the year ended December 31, 2006 decreased $1.3 million or 15% compared to 2005 as a result of the impairment of $26.3 million of intangible assets recorded in 2006.
Amortization of intangible assets for the year ended December 31, 2005 decreased $0.1 million or 1% compared to 2004 as a result of the write-off of $3.7 million of intangible assets in 2004 offset by the amortization recorded on the intangible assets recognized on the acquisition of Stuart Energy in January 2005.
Impairment of intangible assets and goodwill for the year ended December 31, 2006 was $90.8 million compared to $nil in 2005. In November 2006, we completed a comprehensive assessment of our business and operating plans and near term outlook for our product offering. With respect to our OnSite Generation business, the assessment reflected: (i) a reduced level of new order bookings, which we concluded was a result of customer concerns regarding our ability to address production quality issues as quickly as we had initially anticipated; and (ii) our need to dedicate greater engineering resources to remediate cell stack and membrane quality issues.
With respect to our Test Systems business, the assessment primarily reflected revenues being lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets. Our assessment also considered the rapid decrease in our market capitalization during the third quarter and its possible long-term impact on our business plan.
In January 2007, under the direction of our newly appointed President and Chief Executive Officer, we performed a second comprehensive assessment of our business and operating plans. As a result of these assessments, and a resulting change in strategy, we revised our previous estimates of the level of capital expenditures now anticipated to be incurred in our OnSite Generation business.
Impairment of OnSite Generation Intangible Assets and Goodwill
In January 2005, the Corporation acquired Stuart Energy. The allocation of the purchase price gave rise to $63.9 million of goodwill and $38.5 million of identified intangible assets. When evaluating the merger, the Corporation identified several potential benefits including, inter alia: (i) the opportunity for the Corporation to reduce its time to profitability based on synergies from the merger; (ii) the acquisition of a pool of talented and highly skilled employees with proven capabilities in a tight labour market; and (iii) a strong product development and patent portfolio. At the time the merger agreement was signed, Stuart Energy had experienced revenue growth in its industrial, energy and fueling product lines and the Corporation anticipated continued growth from the Stuart Energy business.
On March 28, 2006, the Corporation announced that production delays would cause near term revenue expectations for the OnSite Generation business to be lower than previously anticipated as a result of supply chain and component quality issues, which the Corporation believed were being adequately addressed at that time through appropriate corrective measures. Over the course of the second quarter of 2006, the Corporation implemented standardized, rigorous quality testing protocols to address these issues. The Corporation also announced at that time that it anticipated that deliveries would return to historical levels commencing in the latter part of the fiscal year, once component procurement and production cycles were reestablished.
On May 15, 2006, the Corporation announced that it had signed a five-year preferred supplier agreement with Linde Gas, a division of Linde AG, one of the world’s leading industrial gas supply companies, pursuant to which Hydrogenics became a preferred supplier of onsite hydrogen generators to Linde Gas.
On June 15, 2006, the Corporation announced that it had signed a five-year global supply agreement for the delivery of onsite hydrogen generation plants to BOC, one of the world’s largest industrial gas companies. Under this agreement, Hydrogenics would provide BOC with hydrogen generation plants to be deployed at BOC’s customer sites and at BOC’s own facilities located around the world. Further, on June 19, 2006, the Corporation announced receipt of an initial order under the global supply agreement with BOC for a HySTAT™-A hydrogen generation plant for use at a BOC facility in Waiuku, North Island, New Zealand.
On July 28, 2006, the Corporation provided an update on its OnSite

2006 ANNUAL REPORT	6

MANAGEMENT’S DISCUSSION AND ANALYSIS
Generation activities, indicating that it had identified other operational and production quality issues, which it was addressing through appropriate corrective measures. The Corporation also advised at that time that it would not resume normal activities in its OnSite Generation business unit until all production quality issues had been adequately resolved, and while the Corporation continued to be optimistic that deliveries would return to historical levels in the latter part of the fiscal year, the Corporation indicated that it could not be definitive as to timing. As part of the Corporation’s update on July 28, 2006 it indicated that, as a result of a comprehensive evaluation of deployed units, the Corporation determined it would be necessary to accrue a $1.8 million charge for estimated future warranty costs.
During the period of assessment of our business and operating plans, the Corporation met with its major industrial gas customers to provide an update. At these meetings, customers expressed concern about the ability of the Corporation to resume operations in the near term. The Corporation concluded that new orders may be delayed until industrial gas customers had received delivery of their products that are on order and that these units were fully commissioned and the customers were satisfied with their operating performance. Accordingly, as a result of ongoing production issues and the possible negative impact on customer buying behaviour and while we remained optimistic that we would correct the production issues and resume operations in short order, the Corporation concluded that the original cash flow forecasts from the Stuart Energy business might not be achieved.
During the third quarter of 2006, the OnSite Generation business generated $5.0 million of revenues, an increase over the first and second quarters of 2006, but less than had been budgeted. Furthermore, the OnSite Generation business secured $0.5 million of orders, a decrease of 74% from the third quarter and a further 88% sequential decrease from the second quarter, the result, in part, of our ongoing production quality issues.
During the third quarter of 2006, the OnSite Generation business unit appointed a new Vice President, Operations and over the course of the third quarter, concluded that it would be beneficial to implement a number of corrective measures before resuming production. As a result of the issues identified in the OnSite Generation business unit, we concluded that revenues for the foreseeable future would likely be below our original projections when we acquired Stuart Energy.
Additionally, between the end of the second quarter and November 2006, the Corporation’s stock price had experienced a sustained decline and decreased by approximately 70%.
Due to the factors described above, the Corporation performed an impairment assessment of identified intangible assets and goodwill and recorded, in connection with the acquisition of Stuart Energy, a $74.8 million impairment charge to reduce goodwill and the carrying value of its identifiable intangible assets. The charge was based on the estimated discounted cash flows over the remaining useful life of the goodwill using a discount rate of 19%. The assumptions supporting the cash flows, including the discount rate, were determined using the Corporation’s best estimates as of such date. The discount rate was determined based on the weighted average cost of capital of comparable companies. The remaining identifiable intangibles balances are expected to be amortized over their remaining useful life.
At December 31, 2006, the Corporation performed its annual impairment assessment of goodwill and completed an impairment assessment of identified intangible assets and recorded a $10.9 million impairment charge to goodwill and the carrying value of its identified intangible assets related to its acquisition of Stuart Energy. The charge was based on the estimated discounted cash flows of the OnSite Generation reporting unit, using a discount rate of 20%. The additional charge in the fourth quarter resulted largely from the Corporation’s review of its business and operating plans under the direction of the recently appointed President and Chief Executive Officer. The assumptions supporting the cash flows, including the discount rate, were determined using the Corporation’s best estimates as of such date. The discount rate was determined based on the weighted average cost of capital of comparable companies. The remaining identifiable intangibles balances are expected to be amortized over their remaining useful lives.
Impairment of Test Systems Goodwill
On January 7, 2003, the Corporation acquired all the issued and outstanding shares of Greenlight Power based in Burnaby, British Columbia, Canada. Greenlight Power designed and manufactured fuel cell test systems. The allocation of the purchase price gave rise to $5.2 million of goodwill and $13.5 million of identifiable intangible assets.
In the fourth quarter of 2004, the Corporation determined that, as a result of a variety of factors, the fair value of Greenlight Power exceeded its carrying value, and a $3.7 million impairment charge related to patentable technology and customer relationships was recorded. To improve the performance of this business, the Corporation implemented changes in management and staffing levels, product designs and business processes.
Over the course of 2005 and the first two quarters of 2006, the Test Systems business made considerable progress in reducing its operating losses, improving product quality, reducing warranty costs, attracting repeat orders from existing customers and securing new customers. Notwithstanding the considerable progress, it became apparent to the Corporation in the third quarter of 2006 that its manufacturing costs were higher than planned, resulting in higher cost of revenues coupled with a slower adoption rate for fuel cell technology in end-user markets. Accordingly, the Corporation concluded in the third quarter of 2006 that the long-term growth prospects for this test business may not be achievable. Our assessment also considered the rapid decrease in our market capitalization during the third quarter and its possible long-term impact on the ability of the Corporation to fund all aspects of its business plan.
Due to the impairment factors described above, the Corporation performed an impairment assessment of goodwill recorded in connection with the acquisition of Greenlight Power. As a result, the Corporation recorded a $5.1 million impairment charge to write off the acquired goodwill. The basis used to determine the charge, such as discounted cash flows and discount rates, was consistent with the analysis above for the Stuart Energy transaction.
Impairment of intangible assets for the year ended December 31, 2005 was $nil compared to $3.7 million in 2004. The impairment charge recorded in 2004 eliminated the remaining value of intangible assets related to patentable technology and customer relationships originally recorded in January 2003 upon the acquisition of Greenlight Power.
Integration costs for the year ended December 31, 2006 were $nil compared to $1.1 million for the year ended December 31, 2005.

7	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Integration costs for the year ended December 31, 2005 were $1.1 million and reflect expenses related to integrating Stuart Energy subsequent to it being acquired in 2005. The integration of Stuart Energy was completed in 2005.
Provincial capital tax expense for the years ended December 31, 2006 and 2005 were $0.1 million.
Provincial capital tax expense for the year ended December 31, 2005 was $0.1 million, a decrease of $0.2 million or 65% compared to 2004. This decrease is primarily attributable to changes in the eligibility of certain of our short-term investments for deduction from net assets in order to arrive at our tax base for capital tax purposes.
Interest income, net for the year ended December 31, 2006 was $3.6 million, an increase of $0.7 million, or 24% compared to 2005 primarily as a result of higher interest rates, which were partially offset by a lower asset base.
Interest income, net for the year ended December 31, 2005 was $2.9 million, an increase of $2.0 million or 228% compared to 2004 primarily as a result of higher cash and cash equivalents and short-term investments as a result of acquiring Stuart Energy in January 2005 coupled with higher yields on our underlying investments.
Foreign currency gains were $0.9 million for the year ended December 31, 2006 an increase of $1.2 million compared to the year ended December 31, 2005 as a result of better foreign currency management.
Foreign currency losses were $0.3 million for the year ended December 31, 2005 a decrease of $0.1 million compared to the year ended December 31, 2004 as a result of holding Canadian dollar denominated liabilities when the Canadian dollar strengthened against the U.S. dollar.
Income tax expense (recovery) was negative $0.2 million for the year ended December 31, 2006, an increase of negative $0.2 million compared to 2005 primarily as a result of the reversal of the tax accruals from 2005.
Income tax expense (recovery) was $nil for the year ended December 31, 2005, a decrease of $0.1 million compared to 2004 primarily as a result of an increase in the capital base exemption of the federal large corporations tax during 2005.
Our income tax loss carry-forwards at December 31, 2005 and 2006 were $192.8 million and $210.1, million respectively. However, due to historical losses, we have provided a valuation allowance against the full amount of the tax loss carry-forwards as at December 31, 2006 and 2005.
Net loss for the year ended December 31, 2006 was $130.8 million an increase of $93.4 million compared to $37.4 million for 2005 and attributed to our business units, as follows: (i) OnSite Generation was $106.3 million; (ii) Power Systems was $10.1 million; (iii) Test Systems was $5.3 million; and (iv) the balance of $9.1 million was attributable to Corporate and Other. Additional net loss commentary for the year ended December 31, 2006 regarding our business units is provided below:
•	OnSite Generation incurred a net loss of $106.3 million for the year ended December 31, 2006 compared to a net loss of $13.2 million in 2005. This increase is attributable to the impairment of identifiable intangible assets and goodwill totalling $85.7 million, warranty reserves of $2.4 million relating to estimated future warranty costs for units shipped prior to the acquisition of Stuart Energy in January 2005, combined with lower revenues caused by supply chain quality issues, which resulted in lower overhead absorption. Throughout the year we made efforts to improve quality and testing systems to support increased production and will continue to make such efforts in 2007. We resumed delivery to our customers in the fourth quarter of 2006, although not at historical levels. While we are optimistic we will reach historical levels of deliveries in 2007, we cannot be definitive as to when this will happen.
•	Power Systems incurred a net loss of $10.1 million for the year ended December 31, 2006 compared to a net loss of $12.1 million in 2005 primarily as a result of increased revenues and lower cost of revenues.
•	Test Systems incurred a net loss of $5.3 million for the year ended December 31, 2006 compared to a net loss of $2.3 million in 2005. This increase is primarily attributable to a $5.1 million impairment charge for goodwill, which was partially offset by increased test services revenue and gross margin and decreased SG&A and amortization expenses.

•	Corporate and Other costs for the year ended December 31, 2006 were $9.1 million compared to $9.7 million in 2005. This decrease was primarily attributable to various cost-reduction initiatives realized, foreign exchange gains and increased interest income, which were partially offset by increased severance and related compensation payments, Sarbanes-Oxley Act compliance costs, and other business strategy matters.
Net loss for the year ended December 31, 2005 was $37.4 million, of which $13.2 million was attributed to the OnSite Generation business unit, $12.1 million was attributed to the Power Systems business unit, $2.3 million was attributable to the Test Systems business unit and the balance of $9.7 million was attributed to Corporate and Other. Additional net loss commentary for the year ended December 31, 2005 regarding each business unit is provided below:
•	OnSite Generation incurred a net loss of $13.2 million for the year ended December 31, 2005 compared to a net loss of $2.3 million in 2004 as a result of the acquisition of Stuart Energy in January 2005 and a corresponding increase in operating costs. Upon completing the acquisition, we implemented a comprehensive rationalization program to decrease our operating costs and we anticipate maintaining these reduced cost levels. Included in this net loss is a $1.3 million increase in the fair value of work-in-process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy as well as charges totalling $1.3 million relating primarily to repair or replacement units delivered by Stuart Energy prior to the acquisition. Also included in the net loss is $6.5 million of amortization charges taken on intangible assets recognized on the acquisition of Stuart Energy.
•	Power Systems incurred a net loss of $12.1 million for the year ended December 31, 2005 compared to a net loss of $7.5 million in 2004 as a result of decreased revenues attributable to completion of the General Motors engineering services contract in 2004 and increased research and product development expenses during the year.
•	Test Systems incurred a net loss of $2.3 million for the year ended December 31, 2005 compared to a net loss of $13.8 million in 2004 as a result of higher revenues, decreased operating costs and lower amortization of intangible assets.
•	Corporate and Other costs for the year ended December 31, 2005 were

2006 ANNUAL REPORT	8

MANAGEMENT’S DISCUSSION AND ANALYSIS
$9.7 million compared to $9.9 million in 2004. This decrease was primarily as a result of cost reduction initiatives during the year offset by the appreciation of the Canadian dollar relative to the U.S. dollar during 2005 as compared to 2004.
Basic and diluted net loss per share was $1.42 for the year ended December 31, 2006 compared to $0.41 in 2005, an increase of $1.01, or 246%. Basic and diluted net loss per share was $0.41 for the year ended December 31, 2005 compared to $0.53 in 2004, an increase of $0.12 or 23%.
SHARES OUTSTANDING
For the year ended December 31, 2006, the weighted average number of shares used in calculating the loss per share was 91,816,049. The number of common shares outstanding at December 31, 2006 was 91,916,466. For the year ended December 31, 2005, the weighted average number of shares used in calculating the loss per share was 91,226,912. The number of common shares outstanding at December 31, 2005 was 91,679,670. The increase in the number of common shares outstanding was attributable to 236,796 shares issued in connection with the exercise of stock options.
Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive. We had 6,893,353 stock options outstanding at December 31, 2006 (December 31, 2005 — 6,423,753), of which 4,518,681 were exercisable (December 31, 2005 — 4,242,575).
From 2002 to 2005 our three founders elected to diversify their personal holdings by selling a small percentage of their direct holdings in Hydrogenics. These sales were from personal direct shareholdings and did not result from the exercise of stock options. Our founders have not held nor do they currently hold any stock options. Therefore when they sold shares, there was no corresponding dilution but rather increased liquidity in our public float. These selling programs were in full compliance with applicable securities legislation and have been disclosed on a quarterly basis. In selling these shares, the founders have entered into irrevocable contracts to sell shares over an extended period of time on a non-discretionary basis. These contracts expired in June 2005 and were not renewed at that time. One of our founders, Boyd Taylor, retired as a director and officer of the Corporation in January 2005. Our other two founders, Pierre Rivard and Joseph Cargnelli, continue to act as Executive Chairman and Chief Technology Officer, respectively, and both are directors of the Corporation and continue to hold a significant share ownership in the Corporation. In 2006, Messrs. Cargnelli and Rivard did not sell any shares of the Corporation
In 2005, 2,470,436 share purchase warrants were repurchased for $0.8 million in the form of a credit against future services to be provided against purchase orders received and subsequently cancelled. The difference between the book value of $4.7 million and the repurchase price was credited to contributed surplus.

	Quarter Ended (Unaudited)
	($000s — except for per share amounts)
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
	2006	2006	2006	2006	2005	2005	2005	2005

Revenues	$9,547	$9,000	$5,376	$6,136	$9,057	$10,537	$6,293	$11,304

Net Loss	(22,069)	(90,732)	(9,626)	(8,332)	(9,136)	(7,517)	(9,499)	(11,222)

Net Loss Per Share (Basic & Fully Diluted)	(0.23)	(0.99)	(0.11)	(0.09)	(0.11)	(0.08)	(0.10)	(0.13)

Weighted Average Common Shares Outstanding	91,916,466	91,858,314	91,781,393	91,705,236	91,679,966	91,678,279	91,675,121	89,848,368
QUARTERLY RESULTS OF OPERATIONS
The following table sets forth our unaudited consolidated statements of operations for each of the past eight quarters in the period ending December 31, 2006. This information was obtained from our quarterly unaudited financial statements, which are denominated in U.S. dollars and have been prepared in accordance with Canadian GAAP and, in the opinion of management, have been prepared using accounting policies consistent with the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.
Although revenues were subject to quarterly fluctuation in 2006, we experienced an overall decrease in revenues largely due to production delays caused by supply chain and component quality issues in our OnSite Generation business unit.
Cost of revenues increased in 2006 primarily due to $3.0 million of additional warranty reserves in our OnSite Generation business unit, lower overhead absorption and a higher percentage of our revenues coming from OnSite Generation, which has historically generated higher cost of revenues. We believe that we have addressed the majority of our supply chain and component quality issues and continue to take appropriate corrective measures.
On a comparative basis, our net loss increased throughout 2006, largely as a result of incurring $90.8 million of impairment charges relating to intangible assets and goodwill. The decrease in the net loss in the first quarter of 2006 was primarily the result of and the absence of a $1.3 million charge to reflect the fair value of work-in-process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart

9	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Energy and realizing the benefits of the integration efforts undertaken upon the acquisition of Stuart Energy. Our net loss remained relatively unchanged in the second quarter of 2006 notwithstanding the fact that we incurred $1.8 million of additional warranty reserves. During the third quarter of 2006, our net loss increased primarily as a result of a $79.9 million impairment of intangible assets and goodwill. During the fourth quarter, our net loss increased primarily as a result of a $10.9 million impairment of intangible assets and goodwill relating to Stuart Energy, $0.9 million of inventory reserves, a $0.7 million accrual for compensation to the former President and Chief Executive Officer of Stuart Energy in connection with his previous employment and $0.4million of consulting costs in connection with Sarbanes-Oxley Act compliance.
FOURTH QUARTER RESULTS
Revenues were $9.5 million, a 0.4% increase over 2005, primarily as a result of an increase in demand for fuel cell products and the partial execution of our multiple unit contract for HyPM® Series 500 Fuel Cell power modules for delivery to a leading military OEM.
Cost of revenues decreased $0.3 million to negative $0.1 million compared to negative $0.4 million in 2005 primarily due to $1.6 million of charges in our OnSite Generation business unit including: (i) $0.5 million regarding late delivery penalties and cost overruns; (ii) a $0.3 million increase to our warranty accrual as a result of discussions with one customer; and (iii) an $0.8 million accrual for slow moving inventory.
Net loss increased by $13.0 million to $22.1 million, or $0.23 per share, from $9.1 million, or $0.10 per share primarily as a result of a $10.9 million impairment charge related to the intangible assets and goodwill associated with the acquisition of Stuart Energy, $0.9 million of inventory reserves, a $0.7 million accrual for compensation to the former President and Chief Executive Officer of Stuart Energy, in connection with his previous employment and $0.5 million of consulting costs in connection with Sarbanes-Oxley Act compliance.
LIQUIDITY AND CAPITAL RESOURCES
As at December 31, 2006, we held combined cash, cash equivalents and short-term investments of $60.3 million, compared with $85.8 million at December 31, 2005. At December 31, 2006, we held cash and cash equivalents of $5.9 million and short-term investments of $54.4 million, compared with $5.4 million in cash and cash equivalents and $80.4 million in short-term investments at December 31, 2005.
Our cash and cash equivalents and short-term investments decreased by $25.5 million in 2006, primarily attributable to: (i) a $28.4 million loss before amortization, stock-based compensation and severance costs; (ii) $1.4 million of severance costs; and (iii) $0.7 million of other items, offset by $5.0 million of net changes in non-cash working capital.
Cash used in operating activities for the year ended December 31, 2006 was $24.5 million, compared to $29.1 million for the year ended December 31, 2005 and $15.6 million used in operating activities in 2004. Non-cash working capital decreased during the year ended December 31, 2006 by $10.0 million, which was primarily due to better working capital management and higher unearned revenue compared to 2005 as a result of production delays. Non-cash working capital increased during 2005 by $7.1 million primarily as a result of a larger organization and payment of liabilities required throughout the year in connection with the acquisition of Stuart Energy.
We have lines of credit available up to an aggregate of $11.6 million compared to $11.9 million as at December 31, 2005. This decrease is the result of exchange rate differences. As at both December 31, 2006 and 2005, we had no indebtedness on these lines of credit. Our operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and 0.875%, respectively. The facilities are due on demand and collateralized by a general security agreement over all assets. Letters of credit and letters of guarantee aggregating $3.0 million were issued against these lines of credit as at December 31, 2006. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.
Capital expenditures increased by $1.4 million to $1.7 million in 2006. We anticipate that capital expenditures for 2007 and subsequent years will increase relative to 2006 as we continue our manufacturing and development initiatives.
Capital expenditures, excluding assets acquired through the Stuart Energy acquisition, decreased $2.0 million, or 85%, to $0.3 million in 2005 compared to 2004 primarily relating to internally constructed test equipment to be used in design and development applications. Capital expenditures, excluding $2.1 million in property, plant and equipment acquired through the Greenlight Power acquisition in 2003, increased by $0.2 million, or 10%, to $2.3 million in 2004 compared to 2003.
During 2006, we issued 236,600 shares for $0.4 million under our stock option plan compared to 53,578 shares issued for $0.2 million in 2005.
We anticipate using our funds to develop and commercialize products primarily for near-term fuel cell and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on research and product development efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next two years. However, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.
The “Liquidity and Capital Resources” section above contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the section entitled “Forward-Looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.
CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.
We are continually exploring opportunities to work with governments and government agencies. As a result of the Canadian government’s commitment to the development of alternative energy sources, we have

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MANAGEMENT’S DISCUSSION AND ANALYSIS
entered into repayable contribution and other research and product development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received a cumulative amount of $12.1 million of funding toward agreed upon research and product development project costs. Under the agreements, the funding parties have a right to receive as repayment, between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technology. To date, we have recognized $0.9 million in revenues from these technologies and recorded a repayable amount of $18,000. At this time, the amount of further product revenues to be recognized in future from these technologies is uncertain, accordingly no further liabilities for repayment have been accrued. These arrangements expire between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we are confident that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.
We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are sued as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In January 2002, a legal action was commenced against us in United States federal court (Southern District, Texas), alleging patent infringement. In 2003, we successfully defended ourselves in the lawsuit. We were awarded a partial recovery from the plaintiff of the $1.5 million incurred in legal fees. We received $0.1 million in 2004. The amount receivable at December 31, 2004 was $0.5 million, the balance of which was received in 2005. Cash received was recorded as a corresponding reduction in SG&A expenses.
We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.
The following table of our material contractual obligations as of December 31, 2006, sets forth the aggregate effect that these obligations are expected to have on our cash flows for the period indicated:

Payments due in
($000s)	Long-term Debt	Operating Leases	Capital Leases	Total

2007	$194	$1,314	$39	$1,547
2008	104	1,251	—	1,355
2009	—	1,077	—	1,077
2010	—	510	—	510
2011 and thereafter	—	26	—	26

	$298	$4,178	$39	$4,515

We believe we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain planned levels of operations.
LONG-TERM DEBT
Our long-term debt set out in the table above consists of the following types of liabilities:
•	Repayable financing from a Canadian government agency. Government agencies, and in particular agencies of the Canadian government, have provided substantial support to the development of the fuel cell sector in the form of research and product development grants, as well as repayable financing. Although this amount is repayable based on a percentage of our gross revenues and is therefore success-based, we anticipate that we will have gross revenues sufficient to generate a liability for the entire amount, being 150% of the original amount received.
•	Unsecured non-interest bearing term loan. In 2002, we acquired certain proprietary intellectual property related to our vehicle-to-grid initiatives in exchange for an interest free loan. Although the loan is non-interest bearing, we charge imputed interest on the loan to interest expense.
•	Capital leases of office equipment. Where appropriate for reasons such as cash flow and changes in technology, we use leases as an additional source of financing. In cases where substantially all of the benefits and risks of ownership of the property are transferred to us, the lease is treated as a capital lease and included in long-term debt.
For further information on our long-term debt, please refer to note 10 of our consolidated financial statements.
OPERATING LEASES
The above table represents our future minimum lease payments under leases relating to operating premises and office equipment. These leases are accounted for as operating leases and payments under the leases are included in SG&A expenses. We incurred rental expenses of $1.1 million under these operating leases in 2006, $1.2 million in 2005 and $1.3 million in 2004.
RELATED PARTY TRANSACTIONS
In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joseph Cargnelli, a director and senior officer of the Corporation and one of our principal shareholders. For the fiscal year ended December 31, 2006, billings by this related company totalled $1.0 million, an increase of $0.1 million from the $0.9 million billed in the previous year. At December 31, 2006, we had an accounts payable balance due to this

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related company of $1,000. We believe that transactions with this company are consistent with those we have with unrelated third parties.
All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
RISK AND UNCERTAINTIES
This “Risk and Uncertainties” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on page 1 of our 2006 Annual Report.
An investment in our business involves risk, and readers should carefully consider the risks described below as well as additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, which may also adversely affect our business.
Risk Factors Related To Our Financial Condition
We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2006, we derived $12.0 million, or 40%, of revenues from our sales of hydrogen generation products and services, $7.0 million, or 23%, of our revenues from sales of power products and services, and $11.1 million, or 37%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2005, we derived $21.7 million, or 59%, of our revenues from sales of hydrogen generation products and services, $3.9 million, or 10%, of our revenues from sales of power products and services, and $11.6 million, or 31%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2004, we derived $1.5 million from sales of hydrogen generation products and services, $4.1 million from sales of power products and services, and $11.0 million from sales of fuel cell test equipment and services. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following the acquisition of Stuart Energy, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.
Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.
We have not generated positive net income since the initial public offering of our shares in November 2000. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and product development activities. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $130.8 million for the year ended December 31, 2006, a net loss of $37.4 million for the year ended December 31, 2005, and a net loss of $33.5 million for the year ended December 31, 2004. Our accumulated deficit as of December 31, 2006 was $249.0 million, as of December 31, 2005 was $118.3 million and as of December 31, 2004 was $81.0 million. In January 2005, we acquired Stuart Energy. Stuart Energy incurred a net loss of $16.6 million for the nine months ended September 30, 2004 and a net loss of $26.9 million for the year ended December 31, 2003. During that period, Stuart Energy never had a profitable quarter.
We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2007 and 2008, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly-engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span several quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services, which can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our products.
The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.
We may be unable to raise additional capital to pursue our commercial-ization plans and may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities.
Based on our current business plan, we believe we have sufficient cash on hand to meet our working capital and capital expenditure needs for the

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next two years. We may also require additional capital to acquire or invest in complementary businesses or products, obtain the right to use complementary technologies or accelerate product development and commercialization activities. We may need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate.
If we are unable to raise additional capital or are unable to do so on acceptable terms, we may not be able to respond to the actions of our competitors or we may be prevented from conducting all or a portion of our planned operations. In particular, the development and commercial-ization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.
If we issue additional equity securities to third parties in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.
Our ability to grow revenues and future prospects depends to a certain extent on our relationship with General Motors and General Motors’ commitment to the commercialization of fuel cell markets.
One of our largest shareholders and until 2005 our largest customer by revenue is General Motors, which owns approximately 12.4% of our outstanding common shares. General Motors accounted for 12% of our revenues for the year ended December 31, 2006, 10% of our revenues for the year ended December 31, 2005 and 31% for the year ended December 31, 2004. Revenues from General Motors in 2005 declined, in part, due to reduction in test equipment orders. Our ability to grow revenues and future prospects could be hurt if General Motors were to change its relationship with us. There is no guarantee that our interests will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressure, could also harm our business. Such a change in strategy could include, for example, any decision by General Motors to: (i) alter its commitment to fuel cell technology in favor of competing technologies; (ii) delay its introduction of fuel cell products and vehicles; or (iii) increase the internal development of fuel cell products or purchase them from another supplier.
In addition, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenues from these customers could materially adversely affect our business, financial condition and results of operations.
To date, a relatively limited number of customers have accounted for the majority of our revenues and we expect this will continue for the foreseeable future. Our four largest customers, including General Motors, accounted for 31% of our revenues for the year ended December 31, 2006, 31% of our revenues for the year ended December 31, 2005 and 68% for the year ended December 31, 2004. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis and we cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenues and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.
Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the functional currency will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro strengthens against the functional currency, we may incur net foreign exchange losses on our net monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.
As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in functional currency and euros, and we expect that this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or functional currency into euros. The exchange rates between the Canadian dollar, the functional currency and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the functional currency weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We do carry a portion of our short-term investments in Canadian dollars and euros.
Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge.
Identifiable intangible assets and goodwill arising from our acquisition of Greenlight Power in 2003 and our acquisition of Stuart Energy in 2005 comprise approximately 6% of our total assets as at December 31, 2006. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.
Our insurance may not be sufficient.
We carry insurance that we consider adequate having regard to the nature

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of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.
Risk Factors Related To Our Business and Industry
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:
•	the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;
•	the future cost of hydrogen and other fuels used by our fuel cell systems;
•	the future cost of MEAs used in our fuel cell systems;
•	the future cost of platinum, a key metal used in our fuel cell systems;
•	the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;
•	government support of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;
•	the manufacturing and supply costs for fuel cell components and systems;
•	the perceptions of consumers regarding the safety of our products;
•	the willingness of consumers to try new technologies;
•	the continued development and improvement of existing power technologies; and
•	the future cost of fuels used in existing technologies.
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.
If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.
Changes in government policies and regulations could hurt the market for our products.
The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada, the European Union and the United States as well as other jurisdictions worldwide relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.
Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations in California and, to a lesser extent, in New York, Massachusetts and Maine. There is no guarantee that these laws and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these and other jurisdictions, demand for vehicular fuel cells may be limited.
The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

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Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.
The development of uniform codes and standards for hydrogen-powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.
The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products, hydrogen generation systems and test and diagnostic equipment. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.
In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on onsite water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or bottles or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.
We compete with a number of companies that manufacture fuel cell test and diagnostic equipment. In addition, most large fuel cell developers and OEMs have some degree of internal test station development. Our customers for fuel cell test and diagnostic equipment may develop their own internal test stations. We also sell fuel cell test and diagnostic equipment to companies that compete with our efforts to develop and manufacture fuel cell power products. This competition may negatively impact the sales of our fuel cell test and diagnostic equipment to such companies.
Competition in the markets for fuel cell power modules, hydrogen generation equipment and fuel cell test stations are significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition than we do and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ changing demands and to changes in technology.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative techno-logies.
Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells. Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ brand power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
Our strategy for the sale of fuel cell power products depends upon developing partnerships with governments and systems integrators, OEMs, suppliers and other market channel partners who will incorporate our products into theirs.
Other than in a few specific markets, our strategy is to develop and

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manufacture products and systems for sale to governments, systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that governments and systems integrators, OEMs, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.
In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase or resell our hydrogen generators. In addition, our third party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.
We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.
We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.
We may not be able to successfully manage the expansion of our operations.
The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.
If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

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MANAGEMENT’S DISCUSSION AND ANALYSIS
We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:
•	diversion of management’s attention from other business concerns;
•	failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;
•	the loss of key employees from either our current business or the acquired business; and
•	assumption of significant liabilities of the acquired company.
If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.
We have no experience manufacturing our products on a large-scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
We have manufactured only a limited number of products for prototypes and initial sales, and we have no experience manufacturing products on a large scale. In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products. We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.
Risk Factors Related to Our Products and Technology
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives.
We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a short period of time. Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.
We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell and hydrogen generation products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.
Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs.
We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.
The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our develop-ment, service and warranty costs.

17	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.
Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.
We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:
•	any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or
•	any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.
In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.
Furthermore, although we typically retain sole ownership of the intellectual property we develop, our alliance with General Motors provides for shared intellectual property rights in certain situations. Where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.
We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we cannot be sure that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes that exploit such intellectual property.
Our involvement in intellectual property litigation could negatively affect our business.
Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favor. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:
•	pay substantial damages;
•	cease the development, manufacture, use, sale or importation of products that infringe upon such intellectual property rights;
•	discontinue processes incorporating the infringing technology;
•	expend significant resources to develop or acquire non-infringing intellectual property; or
•	obtain licenses to the relevant intellectual property.
We cannot offer any assurance that we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licenses to the intellectual property that we are found to be infringing upon would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.
Our products use flammable fuels that are inherently dangerous sub-stances and could subject us to product liabilities.
Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant

2006 ANNUAL REPORT	18

MANAGEMENT’S DISCUSSION AND ANALYSIS
product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.
Risk Factors Related to Ownership of Our Common Shares
If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.
We would be a passive foreign investment company if 75% or more of our gross income in any year is considered “passive income” for United States tax purposes. For this calculation, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.
Based on our current and projected income and the market value of our common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2006. However, since the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company in another fiscal year. If we are classified as a passive foreign investment company, this characterization could result in adverse United States tax con-sequences for our shareholders resident in the United States, including having a gain recognized on the sale of our common shares being treated as ordinary income that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sale proceeds.
United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.
A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares. General Motors currently owns approximately 12.4% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.
Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our share-holders, deter or delay a takeover that our shareholders may consider beneficial or depress the trading price of our common shares.
Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While NASDAQ and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the TSX. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.
U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors, controlling persons and officers.
We are organized under the laws of Canada. A majority of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.
However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws if the laws that govern the shareholder’s claim according to applicable Canadian law are proven by expert evidence not to be contrary to public policy as the term is applied by

19	2006 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
a Canadian court and are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions.
Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:
•	the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
•	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or was not final, conclusive or enforceable under the laws of the applicable state;
•	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
•	a dispute between the same parties based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
•	the enforcement of the judgment of the U.S. court was inconsistent with public policy, as the term is applied by the Canadian court;
•	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
•	there has not been compliance with applicable Canadian laws dealing with the limitation of actions.
Our share price is volatile and we may continue to experience signi-ficant share price and volume fluctuations.
Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:
•	performance of other companies in the fuel cell or alternative energy business;
•	news announcements, securities analysts’ reports and recommendations and other developments with respect to our industry or our competitors; or
•	changes in general economic conditions.
As of March 1, 2007 there were 6,893,353 options to purchase our common shares. If these securities are exercised, our shareholders will incur substantial dilution.
A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As of March 1, 2007, we have issued and outstanding 6,893,353 options to purchase our common shares at an average exercise price of CDN$4.85 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience significant dilution.

2006 ANNUAL REPORT	20

MANAGEMENT’S REPORT
TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
The accompanying consolidated financial statements and all information in this annual report are the responsibility of the management of Hydrogenics Corporation (the “Corporation”). The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments. The significant accounting policies which management believes are appropriate for the Corporation are described in Notes 2 and 3 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.
Management has established and maintains a system of internal controls that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the Corporation’s operating and financial results, and that the Corporation’s assets are safeguarded. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.
The Board of Directors, through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of independent directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Corporation’s independent auditors who are appointed by the shareholders of the Corporation upon the recommendation of the Audit Committee and the Board of Directors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.

Daryl Wilson President and Chief Executive Officer		Lawrence Davis Chief Financial Officer
March 20 , 2007	Mississauga, Ontario
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Hydrogenics Corporation (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:
pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets;
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2006, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as at December 31, 2006, the Corporation’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as at December 31, 2006.
Management’s assessment of the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2006 has been audited by PricewaterhouseCoopers LLP, independent auditors, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2006, as stated in the Report of Independent Chartered Accountants, to the Shareholders of the Corporation, which expresses unqualified opinions on management’s assessment of the Corporation’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Daryl Wilson President and Chief Executive Officer		Lawrence Davis Chief Financial Officer
March 20 , 2007	Mississauga, Ontario

21	2006 ANNUAL REPORT

AUDITOR’S REPORT
INDEPENDENT AUDITORS’ REPORT
To the Shareholders of Hydrogenics Corporation:
We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of the Corporation as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated financial statements
We have audited the accompanying consolidated balance sheets of Hydrogenics Corporation as of December 31, 2006 and December 31, 2005, and the related consolidated statements of operations and deficit for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit of the Company’s financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as of December 31, 2005 and December 31, 2004 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
Internal control over financial reporting
We have also audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the COSO.
March 20, 2007

2006 ANNUAL REPORT	22

CONSOLIDATED BALANCE SHEETS
As at December 31, 2006 and December 31, 2005
(thousands of U.S. dollars)

	2006	2005

ASSETS

Current assets
Cash and cash equivalents	$5,937	$5,394
Short-term investments	54,350	80,396
Accounts receivable (note 5)	9,740	7,733
Grants receivable	1,901	1,909
Inventories (note 6)	12,718	8,685
Prepaid expenses	1,539	2,353

	86,185	106,470

Property, plant and equipment (note 7)	5,435	5,682
Intangible assets (note 8)	500	33,972
Goodwill (note 4)	5,025	68,505
Other non-current assets	28	28

	$97,173	$214,657

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (notes 9 and 17)	$21,380	$14,918
Unearned revenue	8,809	3,772

	30,189	18,690

Long-term debt (note 10)	94	325
Deferred research and development grants	133	135

	30,416	19,150

Shareholders’ Equity (notes 11 and 12)
Share capital and other equity	321,094	318,804
Deficit	(249,033)	(118,274)
Foreign currency translation adjustment	(5,304)	(5,023)

	66,757	195,507

	$97,173	$214,657

Commitments and contingencies (notes 14 and 15)
The accompanying notes form an integral part of these Consolidated Financial Statements.

Norman Seagram	Pierre Rivard
Lead Director	Executive Chairman

23	2006 ANNUAL REPORT

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
As at December 31, 2006 and December 31, 2005
(thousands of U.S. dollars, except for share numbers and per share amounts)

	Common shares			Contributed		Accumulated other	Total shareholders’
	Number	Amount	Warrants	surplus	Deficit	comprehensive loss	equity

Balance at Dec. 31, 2003	53,108,647	$126,881	$4,722	$772	$(47,361)	$(4,046)	$80,968

Comprehensive loss:
Net loss for the year	—	—		—	(33,539)	—	(33,539)
Foreign currency translation adjustments	—	—		—	—	—	—

Comprehensive loss							(33,539)

Issuance of common shares	11,373,608	60,126		—	—	—	60,126
Issuance of common shares on exercise of options	144,734	275					275

Stock-based consulting expense	—	—		70	—	—	70
Employee Stock-based compensation expense	—	—		1,313	—	—	1,313

Balance at Dec. 31, 2004	64,626,989	$187,282	$4,722	$2,155	$(80,900)	$(4,046)	$109,213

Comprehensive loss:

Net loss for the year	—	—		—	(37,374)	—	(37,374)
Foreign currency translation adjustments	—	—		—	—	(977)	(977)

Comprehensive loss							(38,351)

Issuance of common shares and options granted on the acquisition of Stuart Energy	26,999,103	119,526		3,382			122,908
Repurchase and cancellation of warrants			(4,722)	3,972			(750)
Issuance of common shares on exercise of options	53,578	149		—	—	—	149
Stock-based consulting expense	—	—		76	—	—	76
Employee Stock-based compensation expense	—	—		2,262	—	—	2,262

Balance at Dec. 31, 2005	91,679,670	$306,957	$—	$11,847	$(118,274)	$(5,023)	$195,507

Comprehensive loss:

Net loss for the year	—	—		—	(130,759)	—	(130,759)
Foreign currency translation adjustments	—	—		—	—	(281)	(281)

Comprehensive loss							(131,040)

Issuance of common shares on exercise of options	236,796	419		—	—	—	419

Stock-based consulting expense	—	—		39	—	—	39
Employee Stock-based compensation expense	—	—		1,832	—	—	1,832

Balance at Dec. 31, 2006	91,916,466	$307,376	$—	$13,718	$(249,033)	$(5,304)	$66,757

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.
The accompanying notes form an integral part of these Consolidated Financial Statements.

2006 ANNUAL REPORT	24

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended December 31, 2006, 2005 and 2004
(thousands of U.S. dollars, except for share numbers and per share amounts)

	2006	2005	2004

Revenues	$30,059	$37,191	$16,656

Cost of revenues	29,360	33,881	12,396

	699	3,310	4,260

Operating expenses
Selling, general and administrative	27,891	24,616	14,305
Research and product development (note 13)	9,379	7,745	9,069
Amortization of property, plant and equipment	1,285	1,365	2,517
Amortization of intangible assets	7,139	8,429	8,510
Impairment of intangible assets and goodwill (notes 4 and 8)	90,834	—	3,693
Integration costs (recovery) (note 23)	—	1,123	(77)

	136,528	43,278	38,017

Loss from operations	(135,829)	(39,968)	(33,757)

Other income (expenses)
Sale of asset	477	—	—
Provincial capital tax	(42)	(91)	(260)
Interest, net	3,551	2,936	895
Foreign currency gains (losses)	904	(251)	(333)

	4,890	2,594	302

Loss before income taxes	(130,939)	(37,374)	(33,455)
Current income tax expense (recovery) (note 18)	(180)	—	84

Net loss for the year	(130,759)	(37,374)	(33,539)

Deficit — Beginning of year	(118,274)	(80,900)	(47,361)

Deficit — End of year	$(249,033)	$(118,274)	$(80,900)

Net loss per share

Basic and diluted (note 20)	$(1.42)	$(0.41)	$(0.53)

Shares used in calculating basic and diluted net loss per share	91,816,049	91,226,912	63,542,811

The accompanying notes form an integral part of these Consolidated Financial Statements.

25	2006 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006, 2005 and 2004
(thousands of U.S. dollars, except for share numbers and per share amounts)

	2006	2005	2004

CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
Operating activities
Net loss for the year	$(130,759)	$(37,374)	$(33,539)
Items not affecting cash
Amortization of property, plant and equipment	1,948	2,267	2,517
Amortization of intangible assets	7,139	8,429	8,510
Impairment of intangible assets and goodwill	90,834	—	3,693
Unrealized foreign exchange (gains) losses	(74)	210	(238)
Imputed interest on long-term debt	1	21	58
Non-cash consulting fees	39	76	70
Stock-based compensation	1,832	2,262	1,313
Sale of asset	(477)	—	—
Net change in non-cash working capital (note 21)	5,029	(5,012)	2,058

	(24,488)	(29,121)	(15,558)

Investing activities
Decrease (increase) in short-term investments	26,046	9,052	(24,790)
Purchase of property, plant and equipment	(1,701)	(333)	(2,292)
Business acquisitions, net of cash acquired (note 4)	—	(343)	(924)
Proceeds from sale of asset	477	—	—

	24,822	8,376	(28,006)

Financing activities
Repayment of long-term debt	(193)	(180)	(242)
Decrease in deferred charges	—	—	795
Deferred research and development grant	(17)	(39)	174
Common shares issued, net of issuance costs	419	149	60,401

	209	(70)	61,128

Increase (decrease) in cash and cash equivalents during the year	543	(20,815)	17,564
Cash and cash equivalents — Beginning of year	5,394	26,209	8,645

Cash and cash equivalents — End of year	$5,937	$5,394	$26,209

Supplemental disclosure
Interest paid	$80	$36	$38
Income taxes paid	—	1	39
The accompanying notes form an integral part of these Consolidated Financial Statements.

2006 ANNUAL REPORT	26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
NOTE 1. — DESCRIPTION OF BUSINESS
Hydrogenics Corporation (“Hydrogenics” or the “Corporation”) is a globally recognized developer and provider of hydrogen and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. The Corporation has a diversified product portfolio of OnSite hydrogen generation products, fuel cell power products, and fuel cell test systems.
NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis Of Presentation
The accompanying consolidated financial statements of Hydrogenics and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.
Principles Of Consolidation
The consolidated financial statements include the accounts of the Corporation and its subsidiaries which are wholly owned. All intercompany transactions and balances have been eliminated on consolidation.
Use Of Estimates
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.
Significant estimates made by the Corporation include allowances for potentially uncollectible accounts receivable, warranty provisions, provisions for obsolete inventory, valuation allowances for future income tax assets, the recoverability of intangible assets, the fair value of goodwill, the fair value of stock options granted, provisions for costs to complete contracts in progress and estimates of fair values related to business acquisitions.
Cash And Cash Equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of less than 90 days and are carried at amortized cost using the effective interest rate method.
Short-Term Investments
Short-term investments consist of interest bearing securities with original terms to maturity of less than one year and are carried at the lower of amortized cost using the effective interest rate method. The Corporation has the intention and the ability to hold these securities to maturity. Interest earned and market value losses are recognized immediately in the consolidated statements of operations. Transaction costs are recognized in net income when incurred.
Inventories
Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and replacement cost. Work-in-progress and finished goods are carried at the lower of cost and net realizable value.
Property, Plant And Equipment
Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labor and directly attributable overhead costs.
Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum
Leasehold improvements are amortized on a straight-line basis over the term of the lease.
The Corporation reviews the recoverability of the carrying amount of property, plant and equipment when events or circumstances indicate that the carrying amounts may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than the carrying value, the asset is written down to fair value.
Goodwill And Intangible Assets
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis and, additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or

27	2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. dollars, except per share amounts)
discounted cash flows approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to determine the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, if any. Any impairment loss would be expensed in the consolidated statements of operations.
Intangible assets with finite useful lives
The Corporation’s intangible assets are all considered to have finite useful lives and are amortized based on their estimated useful lives as follows:

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Product technology	4 -7 years straight-line
Customer relationships	8 years straight-line
Trade names	3 years straight-line
ISO certifications	1 year straight-line
Management reviews the amortization methods and useful life estimates for these intangible assets annually.
The Corporation reviews the carrying amount of intangible assets with finite lives when events or circumstances indicate that the carrying amount may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than carrying value, the asset is written down to fair value.
Deferred Charges
Direct and incremental transaction costs incurred in connection with the acquisition of Stuart Energy Systems Corporation (“Stuart Energy”) (note 4) incurred during 2004 were deferred as a non-current asset on the consolidated balance sheets until the completion of the transaction, at which time the costs were added to the purchase price.
Revenue Recognition
Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received.
Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts-in-progress in excess of amounts billed are reflected as unbilled revenues. Losses, if any, are recognized immediately.
Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases in accordance with The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3065, “Leases.”
Revenues relating to engineering and testing services are recognized as services are rendered. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.
The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is objective evidence of the fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit’s relative value. This objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.
Product Warranties
The Corporation typically provides a warranty for parts and/or labor for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.
Research And Product Development Costs
Research costs and costs incurred in applying for patents and licenses are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.
Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case it is accounted for as a reduction in the cost of the applicable asset.
Stock-Based Compensation
Effective January 1, 2003, the Corporation adopted the new recommendations of the CICA on a prospective basis with respect to stock options granted

2006 ANNUAL REPORT	28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
after that date requiring a compensation expense to be recorded on the grant of options to employees. Options are valued using the Black-Scholes option pricing model and the resulting value of the options is recorded as contributed surplus over the vesting period of the options.
For stock options issued from January 1, 2002 through December 31, 2002, the Corporation applied the settlement method of accounting, which permitted the Corporation to not record compensation costs on the granting of stock options to employees. The pro forma disclosures of the impact on loss and loss per share of recording stock options granted during this period at their fair value are disclosed in note 12.
Deferred Share Units
The fair value of the Corporation’s deferred share units is charged to general and administrative expenses using the graded vesting method. Since the deferred share units will be settled in cash, the fair value of the vested share units is revalued each quarter until the settlement date. The Corporation has set up a liability in the consolidated balance sheet for the total fair value of the vested deferred share units.
Income Taxes
Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Corporation’s assets and liabilities and the unused tax losses of the Corporation. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates and laws is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.
Foreign Currency Translation
Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the functional currency are translated into functional currency at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.
Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into U.S. dollars at the period-end exchange rates, and the results of its operations are translated at the average rate of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity.
The operations of the Corporation’s other subsidiaries are considered integrated with those of the Corporation and, accordingly, their accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historical rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.
Net Earnings (Loss) Per Share
Basic net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later unless anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.
NOTE 3. — NEW ACCOUNTING STANDARDS
(I) Canadian Standards
Financial Instruments, Comprehensive Income, and Hedges
In April 2005, the Accounting Standards Board (AcSB) issued CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement,” Section 1530, “Comprehensive Income,” and Section 3865, “Hedges,” that changed the way certain financial assets are accounted for and reported in the consolidated financial statements such that they are now recorded at their fair value. The Corporation adopted these sections effective January 1, 2006.
Equity
The CICA replaced Section 3250, “Surplus,” with Section 3251, “Equity,” which establishes standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Corporation adopted this pronouncement effective January 1, 2006. In accordance with the provisions of these new standards, the Corporation reflected the following adjustments as of January 1, 2006:
•	a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive loss.”;
•	short-term investments are now carried at amortized cost. The Corporation has the intention and the ability to hold these securities to maturity. Interest earned is recognized using the effective interest rate method when there is objective evidence that the short term investments are impaired and there is a decline in fair value below amortized cost, other than temporary, the amount of the loss is recognized immediately in the consolidated statements of operations.

29	2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except per share amounts)
(II) U.S. Standards
The following changes only apply to note 24 of the consolidated financial statement.
Inventory costs
In 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current period charges. It also requires that an allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after September 15, 2005. The Corporation adopted this pronouncement effective January 1, 2006 for accounting principles generally accepted in the United States (“U.S. GAAP”). The adoption of this guidance did not have material impact on the Corporation’s financial position, results of operations or cash flows under U.S. GAAP.
Share-based payments
FASB issued FAS No. 123R “Share-Based Payments”, which supersedes APB No. 25 and amends FAS No. 123 in a number of areas. Under FAS No. 123R, all forms of share-based payment to employees result in a compensation expense recognized in the financial statements. FAS No. 123R is effective for share-based payments incurred during fiscal years beginning after June 15, 2005. The Corporation adopted this standard for U.S. GAAP reporting purposes beginning January 1, 2006. The adoption of this standard did not have a material impact on the Corporation’s financial position, results of operations or cash flows under U.S. GAAP.
Accounting for uncertainty in income taxes
In June 2006, FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation plans to adopt the provisions of FIN 48 effective January 1, 2007. The Corporation does not expect the adoption of this guidance to have a material impact on the Corporation’s financial position, results of operations or cash flows under U.S. GAAP.
NOTE 4. — BUSINESS ACQUISITIONS
Acquisitions During The Year Ended December 31, 2005
On January 6, 2005, the Corporation’s offer to acquire Stuart Energy, a provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis at an exchange ratio of 0.74 common shares for each Stuart Energy share was completed, and resulted in the Corporation acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Corporation acquired the remaining shares of Stuart Energy, which then became a wholly owned subsidiary of the Corporation. The purchase price was $125,352 including expenses of $2,444 relating to the acquisition. Consideration consisted of 26,999,103 common shares of the Corporation with a value based on the average market price of the Corporation’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced, and granting 1,823,404 options to purchase common shares of the Corporation. The purchase price was allocated to the assets and liabilities acquired as follows:

Cash, cash equivalents and short-term investments	$27,615
Other current assets	11,222
Property, plant and equipment	2,664
Intangible assets	38,500
Goodwill	63,936
Other non-current assets	64
Current liabilities	(18,649)

$125,352

At the acquisition date, Stuart Energy had approximately $123,000 of tax losses available to reduce taxable income and a net balance of approximately $10,000 of other temporary differences. The related tax assets of $48,262 were not recorded upon acquisition due to the uncertainty associated with their ultimate realization. In addition during the year goodwill was increased by $1,076 as a result of a reclassification from accrued liabilities and was reduced by $55 as a result of adjustments to other liabilities recognized upon acquisition.
Intangible assets acquired pursuant to the Stuart Energy acquisition are considered to have finite useful lives and are being amortized on a straight-line basis over their estimated useful lives in accordance with the accounting policy as follows:

Amount at
acquisition date
Product technology	$30,300
Customer relationships	7,600
Trade names	500
ISO certificates	100

$38,500

2006 ANNUAL REPORT	30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
The acquisition was accounted for using the purchase method and results of operations of Stuart Energy have been consolidated effective January 6, 2005.
The Corporation recorded $6,615 of restructuring costs in connection with combining the Stuart Energy organization, including employee severance, facility consolidation costs and contract termination costs. Severance payments made to Stuart Energy employees were established by Hydrogenics upon the completion of the acquisition. These costs were recognized as a liability assumed in the Stuart Energy purchase price allocation and, accordingly, have resulted in an increase to goodwill.
The following table shows the activities related to the restructuring liabilities pertaining to the acquisition of Stuart Energy:

	Severance	Facilities	Other	Total
Initial estimated restructuring costs of Stuart Energy	$3,806	$2,509	$300	$6,615
Cash payments — 2005	(3,806)	(1,523)	(300)	(5,629)

Restructuring liabilities as at December 31, 2005	$—	$986	$—	$986

Cash payments — 2006	$—	(986)	$—	(986)

Restructuring liabilities as at December 31, 2006	$—	$—	$—	$—

Restructuring activities were completed during 2006 when the lease payments associated with Stuart Energy facilities ended.
In the three months ended September 30, 2006, the Corporation performed a comprehensive assessment of its business and operating plans, which were updated during the three months ended December 31, 2006. As a result of these assessments, and a resulting change in strategy, management revised its previous estimates of the growth and development of its OnSite Generation business. In addition, management also determined that the revenues of the Test System business would be lower than previously anticipated as a result of slower adoption of fuel cell technology in end user markets.
Due to the significance of these changes, management performed an evaluation of the recoverability of the long-lived assets of the OnSite Generation and Test Systems segments and completed fair value impairment tests of the goodwill related to the OnSite Generation and Test Systems reporting units as at September 30, 2006, and in addition to its annual impairment test at December 31, 2006.
Based on the results of these assessments, the Corporation recorded the following impairment charges:

Goodwill of the OnSite Generation reporting unit	$59,388
Intangible assets of the OnSite Generation reporting unit	26,333
Goodwill of the Test Systems reporting unit	5,113

Total	$90,834

The remaining identifiable intangible assets related to the Corporation’s OnSite Generation business comprise product technology, which will continue to be amortized over its remaining useful life of five years.
The fair value used in the impairment charge calculations was determined using the Corporation’s best estimates of future cash flows and considered the weighted average cost of capital for comparable companies.
NOTE 5. — ACCOUNTS RECEIVABLE

	2006	2005

Trade accounts receivable	$9,248	$7,199
Less: Allowance for doubtful accounts	(325)	(31)
Goods and services tax	817	565

	$9,740	$7,733

NOTE 6. — INVENTORIES

	2006	2005

Raw materials	$5,866	$4,202
Work-in-progress	6,322	4,377
Finished goods	530	106

	$12,718	$8,685

31	2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except per share amounts)
NOTE 7. — PROPERTY, PLANT AND EQUIPMENT
As at December 31, 2006, the net book value of property, plant and equipment is as follows:

		Accumulated
	Cost	amortization	Net book Value

Test equipment	$6,016	$3,881	$2,135
Furniture and equipment	3,518	2,047	1,471
Computer hardware and software	3,627	2,156	1,471
Leasehold improvements	1,023	673	350
Automobiles	51	43	8

	$14,235	$8,800	$5,435

As at December 31, 2005, the net book value of property, plant and equipment was as follows:

		Accumulated
	Cost	amortization	Net book value

Test equipment	$5,670	$3,486	$2,184
Furniture and equipment	3,128	1,983	1,145
Computer hardware and software	3,904	1,966	1,938
Leasehold improvements	872	471	401
Automobiles	48	34	14

	$13,622	$7,940	$5,682

Test equipment under construction, as at December 31, 2006, not yet subject to amortization amounted to $40 (2005 — $nil).
The net book value of equipment under capital lease as at December 31, 2006 is $57 (2005 — $97).
NOTE 8. — INTANGIBLE ASSETS
As at December 31, 2006, the carrying value of intangible assets is as follows:

		Accumulated amortization
	Cost	and impairment charge	Net book value

Intellectual property	$33,629	$33,629	$—
Management services contracts	565	565	—
Product technology	30,300	29,800	500
Customer relationships	7,600	7,600	—
Trade names	500	500	—
ISO certifications	100	100	—

	$72,694	$72,194	$500

During 2006, the Corporation performed a comprehensive assessment of its business and operating plans, which were updated as at December 31, 2006. As a result of these assessments and a resulting change in strategy, management revised its previous estimates of the growth and development of its OnSite Generation business. Accordingly, in 2006 the Corporation incurred an impairment charge of $26.3 million to its intangible assets in connection with the 2005 acquisition of Stuart Energy.
As at December 31, 2005, the carrying value of intangible assets was as follows:

		Accumulated
	Cost	amortization	Net book value

Intellectual property	$33,629	$31,737	$1,892
Management services contracts	565	518	47
Product technology	30,300	5,250	25,050
Customer relationships	7,600	950	6,650
Trade names	500	167	333
ISO certifications	100	100	—

	$72,694	$38,722	$33,972

2006 ANNUAL REPORT	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
NOTE 9. — ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005

Trade accounts payable	$7,021	$3,063
Warranty liability accruals	5,077	2,733
Accrued payroll costs	2,256	1,593
Facility accruals	2,322	3,360
Supplier accruals	1,704	2,552
Severance and related compensation payments	1,373	—
Accrued professional fees	1,025	808
Current portion of long-term debt (note 10)	194	151
Provincial capital tax payable	57	57
Excise taxes payable	—	220
Other	351	381

	$21,380	$14,918

Total severance and related expenses included in SG&A for 2006 was $1,415, primarily related to executives (2005 — nil).
Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the years ended December 31, 2006:

Balance, December 31, 2005	$2,733
Accruals for warranties issued during the year	5,343
Settlements made during the year	(2,999)

Balance, December 31, 2006	$5,077

NOTE 10. — LONG-TERM DEBT
From time to time, the Corporation receives repayable grant financing from government agencies for research and development activities. At December 31, 2006, the outstanding amount of such repayable financing was $277 (2005 — $433). This amount is unsecured, denominated in Canadian dollars and repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of a portion of the Corporation’s gross revenues for the preceding quarter. Based on the maximum amount repayable being 150% of the principal, the Corporation has charged to expense imputed interest of $1 in 2006 (2005 — $12; 2004 — $32) at an effective rate of 10% per annum.
During 2002, the Corporation acquired certain intellectual property in exchange for an unsecured non-interest bearing term loan of $420. The loan is repayable over four years. At December 31, 2006, the outstanding amount of the loan is $nil (2005 — $24). The Corporation has charged to expense imputed interest of $nil in 2006 (2005 — $9) at an effective rate of 10% per annum.
The Corporation has various equipment leases accounted for as capital leases. At December 31, 2006, the outstanding amount payable, net of future payments representing interest, is $39 (2005 — $19). The Corporation has charged to expense interest of $2 in 2006 (2005 — $3) on these capital leases at an effective weighted average interest rate of approximately 11% per annum.
The present value of future debt repayments is as follows:

2007	$194
2008	104

298
Less: Imputed interest	(10)

288
Less: Current portion	(194)

$94

NOTE 11. — SHAREHOLDERS’ EQUITY
On October 16, 2001, the Corporation issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,629 (net of issuance costs of $277) in exchange for perpetual royalty free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable upon release from escrow for one common share of the Corporation at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, determined using a Black-Scholes option pricing model with a risk-free rate of 3.9%, a five-year term and a volatility factor of 108%. The common share purchase warrants were placed in escrow on October 16, 2001 and are automatically released from escrow at a rate of 61,761 warrants per month over 40 months and expire on October 16, 2006. On December 23, 2005, these warrants were repurchased for $750 in the form of a credit against future services that were provided during 2006. The difference between the book value of $4,722 and the repurchase price was credited to contributed surplus.

33	2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. dollars, except per share amounts)
NOTE 12. — EMPLOYEE STOCK-BASED COMPENSATION
Stock Option Plan
During 2000, the Corporation adopted an employee stock option plan. As at December 31, 2006 the number of common shares that may be issued under the stock option plan was 12,000,000. As at December 31, 2006, 2,504,360 common shares had been issued through the exercise of stock options under this plan. Up to 9,258,935 additional common shares are available to be issued in connection with the exercise of stock options. Of the 9,258,935 available stock options, 6,893,353 have been issued and were outstanding at December 31, 2006.
All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. Prior to January 1, 2003, under Canadian GAAP, no compensation expense had been recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as a compensation expense based on the estimated fair value at the date of the grant. A summary of the Corporation’s employee stock option plan activity is as follows:

	2006		2005		2004
		Weighted average		Weighted average		Weighted average
		exercise price		exercise price		exercise price
	Number of shares	(CDN$)	Number of shares	(CDN$)	Number of shares	(CDN$)

Outstanding, beginning of year	6,243,753	5.22	3,818,566	4.62	3,306,468	4.13
Granted	1,470,400	3.16	3,650,804	6.24	828,808	6.58
Exercised	(236,500)	2.01	(53,578)	3.37	(144,734)	2.52
Forfeited	(584,300)	5.73	(1,172,039)	6.54	(171,976)	6.47

Outstanding, end of year	6,893,353	4.85	6,243,753	5.22	3,818,566	4.62

Options exercisable, end of year	4,518,681	5.32	4,242,575	5.21	2,290,232	3.55

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2006:

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Exercise price	December 31	remaining	share	December 31	share
CDN$	2006	contractual life	price CDN$	2006	price CDN$

0.01 - 0.29	291,940	3.03	0.05	291,940	0.05
0.30 - 4.00	2,252,740	6.99	2.32	953,290	1.42
4.01 - 5.00	1,391,750	5.26	4.55	784,411	4.58
5.01 - 6.00	970,649	7.07	5.66	693,826	5.75
6.01 - 8.00	978,644	5.58	6.84	787,584	6.91
8.01 - 18.12	1,007,630	4.43	9.57	1,007,630	9.57

	6,893,353	5.91	4.85	4,518,681	5.32

All options granted after November 1, 2000, the date of the Corporation’s initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.
Stock options granted to employees during 2006 and 2005, excluding stock options granted on the acquisition of Stuart Energy, are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 3.94% — 4.44% (2005 — 3.50% — 4.16%), average expected life of four years, expected volatility ranging from 53.34% — 56.40% (2005 - 52.02% — 64.05%) and no dividends. The fair value of the stock options granted during 2006 was $1,914 (2005 — $3,521) (weighted average $1.30 per share) (2005 — $1.93) per share and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2006 was $1,832 ($0.03 per share on a basic and diluted basis). (2005 — $2,262, 2004 — $1,313).
Had the Corporation determined compensation expense based on the fair value method described in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for options granted during the year ended December 31, 2002, the pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

2006 ANNUAL REPORT	34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)

	2006		2005		2004
		Basic and diluted net		Basic and diluted net		Basic and diluted net
		loss per share		loss per share		loss per share
Net loss for the year	$(130,759)	$(1.42)	$(37,374)	$(0.41)	$(33,539)	$(0.53)
Additional stock-based compensation expense	(9)	—	(80)	—	(195)	—

Pro forma net loss for the year	$(130,768)	$(1.42)	$(37,454)	$(0.41)	$(33,734)	$(0.53)

Deferred Share Unit Plan
In 2004, the Board of Directors authorized a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors will be entitled to elect to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors will not be eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the Toronto Stock Exchange on the date of termination.
During the year ended December 31, 2006, 94,224 DSUs were issued with immediate vesting on the date of issuance. As at December 31, 2006, 205,047 DSUs were outstanding under the DSU plan. As a result, the Corporation recognized a compensation expense of $315 for the year ended December 31, 2006 (2005 — $273, 2004 — nil).
NOTE 13. — RESEARCH AND PRODUCT DEVELOPMENT
Research and product development expenses are recorded net of third party program funding received or receivable. For 2006, 2005 and 2004, research and product development expenses and program funding, which have been received or are receivable, are as follows:

	2006	2005	2004
Research and product development expenses	$12,024	$10,733	$13,781
Research and product development funding	(2,645)	(2,988)	(4,712)

Total research and product development expenses	$9,379	$7,745	$9,069

NOTE 14. — COMMITMENTS
The Corporation incurred rental expenses of $1,120 under operating leases in 2006 (2005 — $1,293; 2004 — $1,162). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2007	$1,314
2008	1,251
2009	1,077
2010	510
2011	26

$4,178

The Corporation has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Corporation is eligible to receive up to $12,051 (2005 — $11,896; 2004 - $5,500) toward agreed upon research and development project costs. The utilized amount of the advances as at December 31, 2006 was $11,594 (2005 — $11,486; 2004 — $5,031). In return, these funding parties have a right to receive as repayment, 0.3% to 4.0% of gross revenue received by the Corporation as a result of the commercial exploitation of the associated technology. To date, $835 in revenues from these technologies has been recognized and a repayable amount of $18 has been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
NOTE 15. — CONTINGENCIES
As at December 31, 2006, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $2,980 (December 31, 2005 - $4,190) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.

35	2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except per share amounts)
The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
NOTE 16. — LINES OF CREDIT
The Corporation has operating lines of credit available up to $11,644 in total (2005 — ($11,914)). As of December 31, 2006 and 2005, the Corporation has no indebtedness on these lines. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and 0.875%, respectively. The facility is due on demand and collateralized by a general security agreement over all assets.
Lines of credit available are reduced by the outstanding standby letters of credit and letters of guarantee issued by several financial institutions.
NOTE 17. — RELATED PARTY TRANSACTIONS
In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a Corporation owned by a relative of one of the principal shareholders of the Corporation. Billings by this related Corporation for manufacturing functions totalled $968 in 2006 (2005-$846; 2004-$1,768). At December 31, 2006, the Corporation has an accounts payable balance due to this related party of $1 (2005 — $131; 2004 — $126). All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
NOTE 18. — INCOME TAXES
As at December 31, 2006, the Corporation has available income tax loss carry-forwards of $210,097 that may be used to reduce taxable income in future years, expiring as follows:

2007	$1,227
2008	26,062
2009	34,731
2010	13,251
2013	20,762
2014	29,046
2015	23,238
2026	18,651
No expiry	43,129

$210,097

As at December 31, 2006, the Corporation has unclaimed scientific research and experimental development expenditures of $26,577 (2005 — $26,563) that can be used to offset future income over an indefinite period. The Corporation also has non-refundable investment tax credits amounting to approximately $8,175 (2005 — $8,171) that can be used to reduce future federal income taxes payable, expiring between 2010 and 2014.
Components of the Corporation’s net future income tax asset, which are primarily arising in Canada, are:

	2006	2005

Assets
Non-capital losses	$69,258	$64,913
Scientific research and experimental development expenses	8,761	9,544
Property, plant and equipment and intellectual property	14,463	12,409
Investment tax credits	6,622	6,363
Warranty and other provisions	1,127	1,825
Share issue costs	(252)	(140)
Valuation allowance	(99,979)	(94,914)

Net future income tax asset	$—	$—

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets.

2006 ANNUAL REPORT	36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
The Corporation’s computation of income tax expense is as follows:

	2006	2005	2004

Loss before income taxes	$(130,939)	$(37,374)	$(33,455)

Statutory income tax rate	32.96%	35.93%	35.99%

Income tax recovery at statutory rate	(43,157)	(13,428)	(12,040)
Non-deductible expenses	497	1,383	2,456
Other permanent and temporary differences	(359)	182	(44)
Large corporations tax	—	—	84
Adjustment to future income tax assets	—	—	(2,528)
Effect of income tax rate changes on future income taxes	6,635	—	—
Currency effect of difference in U.S. dollar financial reporting compared with CDN dollar income tax reporting	1,410	(1,172)	(4,837)
Non-deductible amortization of intangible assets	—	3,028	3,258
Foreign exchange gain on CDN dollar denominated future income taxes	(34)	(3,036)	(1,817)
Change in valuation allowance related to the current year	5,065	13,043	15,552
Write-down of intangible assets and goodwill	29,943	—	—
Other	(180)	—	—

Income tax expense (recovery)	$(180)	$—	$84

NOTE 19. — FINANCIAL INSTRUMENTS
At December 31, 2006, 2005 and 2004, the fair values of cash, short-term investments, accounts receivable, grants receivable and accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.
The carrying value of non-interest bearing loans payable approximates their fair value because interest is imputed at a rate available to the Corporation for long-term borrowings and is included in the long-term debt balance.
Canadian dollar denominated amounts included in short-term investments at December 31, 2006 amount to $nil (2005-$2,042; 2004-$nil).
A substantial portion of the Corporation’s accounts receivable are owing from a limited number of customers located globally (note 22). The Corporation performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from them. The Corporation maintains an allowance for doubtful accounts receivable based on management’s assessment of expected collectibility and past history.
NOTE 20. — NET LOSS PER SHARE
Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 91,816,049 shares in 2006 (2005—91,226,912; 2004—63,542,811). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net earnings (loss) per share as the effect would be anti-dilutive.
NOTE 21. — CONSOLIDATED STATEMENTS OF CASH FLOWS
Components of the net change in non-cash working capital are as follows:

	2006	2005	2004

Decrease (increase) in current assets
Accounts receivable	$(2,305)	$(478)	$2,677
Grants receivable	(64)	639	(1,800)
Inventories	(4,033)	3,521	320
Prepaid expenses and other current assets	814	(200)	(579)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	5,580	(9,979)	116
Unearned revenue	5,037	1,485	1,324

	$5,029	$(5,012)	$2,058

37	2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except per share amounts)
NOTE 22. — SEGMENTED FINANCIAL INFORMATION
The Corporation’s reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. Accordingly, operating segments have changed from prior years and all years have been restated to reflect the new organization.
OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the manufacturing and sale of fuel cell test products and diagnostic testing services.
Financial information by reportable segment for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Year ended December 31, 2006
	OnSite		Test	Corporate
	Generation	Power Systems	Systems	and Other	Total
Revenue from external customers	$12,032	$6,943	$11,084	$—	$30,059
Amortization of intangible assets	5,247	1,892	—	—	7,139
Impairment charge	85,674		5,160		90,834
Amortization of property, plant and equipment	—	—	—	1,948	1,948
Interest income	—	—	—	3,607	3,607
Interest expense	—	—	—	56	56
Income tax recovery	—	—	—	(180)	(180)
Segment loss (i)	(105,806)	(9,074)	(4,881)	(10,998)	(130,759)

	Year ended December 31, 2005
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$21,748	$3,861	$11,582	$—	$37,191
Amortization of intangible assets	6,490	1,892	47	—	8,429
Amortization of property, plant and equipment	—	—	—	2,267	2,267
Interest income	—	—	—	2,972	2,972
Interest expense	—	—	—	36	36
Income tax expense	—	—	—	—	—
Segment loss (i)	(12,862)	(10,933)	(1,604)	(11,975)	(37,374)

	Year ended December 31, 2004
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	and Other	Total
Revenue from external customers	$1,505	$4,106	$11,045	$—	$16,656
Amortization of intangible assets	—	3,784	4,726	—	8,510
Amortization of property, plant and equipment	—	—	—	2,517	2,517
Interest income	—	—	—	985	985
Interest expense	—	—	—	90	90
Income tax expense	—	—	—	84	84
Segment loss (i)	(2,306)	(7,115)	(11,741)	(12,377)	(33,539)

(i)	Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, amortization of property, plant and equipment and amortization of intangible assets.
The accounting policies for inter-segment transactions are the same as those described in note 2.
Purchases of intangible assets and goodwill during the year ended December 31, 2006 were $nil and $nil (2005 — $38,500 and $63,392).
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2006 were $500 and $5,025 (2005 — $32,033 and $63,392), respectively. Intangible assets and goodwill relating to the Corporation’s Power Systems segment as at December 31, 2006 were $nil and $nil (2005 — $1,892 and $nil). Intangible assets and goodwill relating to the Corporation’s Test Systems segment as at December 31, 2006 were $nil and $nil (2005 — $47 and $5,113), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.
A significant portion of the Corporation’s intangible assets are goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

2006 ANNUAL REPORT	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
Revenues and cost of revenues derived from products and services are as follows:

	2006	2005	2004

Revenues
Products	$26,653	$34,470	$13,390
Services	3,406	2,721	3,266

	$30,059	$37,191	$16,656

	2006	2005	2004

Cost of revenues
Products	$28,114	$32,953	$10,523
Services	1,246	928	1,873

	$29,360	$33,881	$12,396

Revenues are segmented by geography, as follows:

	2006	2005	2004

United States	$8,140	$13,225	$8,659
France	3,163	130	2,300
Japan	2,841	1,773	3,552
Korea	2,499	1,823	435
Germany	2,471	1,557	537
Canada	2,163	1,263	308
Romania	1,367	—	—
United Kingdom	877	1,311	188
China	266	1,696	563
Russia	68	1,963	—
Vietnam	—	2,321	—
Algeria	—	1,992	—
Rest of world	6,204	8,137	114

	$30,059	$37,191	$16,656

The Corporation’s largest customers comprise the following percentages of revenues:

	2006	2005	2004
	%	%	%

First	12	11	31
Second	10	10	15
Third	5	5	14
Fourth	4	5	8
Others	69	69	32

	100	100	100

Property, plant and equipment are located in the following countries:

	2006	2005

Canada	$4,341	$5,032
Belgium	1,094	650

	$5,435	$5,682

A significant portion of the Corporation’s production, testing, equipment, and facilities are common across the segments. Therefore, management does not classify asset information on a segmented basis.
NOTE 23. — INTEGRATION COSTS
Integration costs incurred during the year ended December 31, 2005 relate to reorganization and alignment activities associated with the acquisition of Stuart Energy. Integration costs (recoveries) during the year ended December 31, 2004 relate to reorganization and alignment activities associated with the acquisition of Greenlight Power.

39	2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except per share amounts)
Integration costs include the following:

	2006	2005	2004
Relocation and retention charges (recovery)	$—	$—	$(77)
Termination benefits	—	716
Consulting and information systems	—	308	—
Travel and accommodation	—	6	—
Contract cancellation fees	—	—	—
Other	—	93	—

	$—	$1,123	$(77)

Integration activities related to the acquisition of Stuart Energy were complete as at December 31, 2005. All integration costs related to the acquisition of Stuart Energy relate to the OnSite Generation business segment.
Integration activities related to the acquisition of Greenlight Power were complete as at December 31, 2003. A reversal of an accrual relating to integration costs of $77 was made in 2004. All integration costs related to the acquisition of Greenlight Power relate to the Test Systems segment.
NOTE 24. — DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.
A reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

	2006	2005	2004

Net loss for the year based on Canadian GAAP	$(130,759)	$(37,374)	$(33,539)
Additional stock-based compensation under APB No. 25 (i)	—	—	(23)
Write-off of in-process research and product development (ii)		(18,400)	—
Impairment charge related to intangible assets	13,800	—	—
Amortization of in-process research and product development (ii)	1,971	2,629	—

Net loss for the year based on U.S. GAAP	(114,988)	(53,145)	(33,562)
Foreign currency translation	(281)	(977)	—

Comprehensive loss based on U.S. GAAP	$(115,269)	$(54,122)	$(33,562)

Basic and fully diluted comprehensive loss per share based on U.S. GAAP	$(1.26)	$(0.59)	$(0.53)

Weighted average number of shares used in calculating comprehensive loss per share	91,816,049	91,226,912	63,542,811

	2006	2005	2004

Shareholders’ equity based on Canadian GAAP	$66,757	$195,507	$109,213
Shareholders’ equity based on U.S. GAAP	$66,757	$179,736	$109,213
The Condensed Statements of Operations and Cash Flows for the years ended December 31, under U.S. GAAP, are as follows:

	2006	2005	2004

Revenues	$30,059	$37,191	$16,656
Cost of revenues	29,360	33,881	12,396
Operating expenses	120,757	59,049	38,040
Loss from operations	(120,058)	(55,739)	(33,780)
Net loss for the year	(114,988)	(53,145)	(33,562)

Cash used in operating activities	(24,488)	(29,121)	(15,558)
Cash provided by (used in) investing activities	24,822	8,376	(28,006)
Cash provided by (used in) financing activities	209	(70)	61,128

2006 ANNUAL REPORT	40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(thousands of U.S. Dollars, except for share numbers and per share amounts)
(I) Stock-Based Compensation
Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian and U.S. GAAP, the Corporation recognizes the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as a compensation expense. Under U.S. GAAP, for stock-based compensation granted prior to January 1, 2003 the Corporation uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation is recognized over the vesting period.
(Il) In-Process Research And Development
Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development is capitalized and amortized over the estimated useful life. In-process research and development is included in product technology.
(lll) Business Acquisitions
SFAS No. 141, “Business Combinations,” requires disclosure of certain supplemental information on a pro forma basis for the period in which a material business combination occurs. The following pro forma condensed statement of operations information combines the results of operations of the Corporation and of Stuart Energy (acquired by the Corporation on January 6, 2005) under U.S. GAAP as if the acquisition occurred on January 1, 2004:

2004

Revenues	$33,564
Net loss	(78,405)
Basic and diluted net loss per share	(0.87)
NOTE 25. — COMPARATIVE INFORMATION
Certain of the 2005 comparative figures have been reclassified to conform to classification adopted in the current year.
NOTE 26. — SUBSEQUENT EVENT
On March 20, 2007, the Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The majority of the restructuring and streamlining is anticipated to be effected by March 31, 2007. A significant component of this restructuring and streamlining involves a reduction of workforce. In order to effect this workforce reduction, the Corporation will incur a one-time pre-tax charge of approximately $2.1 million primarily in the three months ended March 31, 2007.

41	2006 ANNUAL REPORT

Management	Additional Info

Daryl Wilson	Corporate Office
President and Chief Executive Officer
Hydrogenics Corporation
Joseph Cargnelli	5985 McLaughlin Road
Chief Technology Officer	Mississauga, Ontario
Canada L5R 1B8
Lawrence Davis	www.hydrogenics.com
Chief Financial Officer

Salil Munjal
Vice President, Corporate Development,	Auditors
General Counsel and Corporate Secretary
PricewaterhouseCoopers LLP
Jennifer Barber	Suite 3000, Box 82
Vice President, Finance and	Royal Trust Tower
Corporate Controller	TD Centre
Toronto, Ontario
John Werderman	Canada M5K 1G8
Vice President, Business Development,
Power Systems
Transfer Agent

CIBC Mellon Trust Company
320 Bay Street, Box 1
Toronto, Ontario
Board of Directors	Canada M5H 4A6

Pierre Rivard
Executive Chairman	Corporate Subsidiaries

Norman Seagram	Hydrogenics Test Systems Inc.
Lead Director	(formerly Greenlight Power Technologies, Inc.)

Douglas Alexander	Hydrogenics Japan Inc.
Director
Hydrogenics USA, Inc.
Dr. Hugo Vandenborre
Vice Chairman	Stuart Energy Systems Corporation

Joe Cargnelli	Hydrogenics Europe N.V.
Director	(a subsidiary of Stuart Energy)

Frank Colvin	Stock Exchange Listings
Director
Nasdaq National Market Symbol: HYGS
V. James Sardo
Director	Toronto Stock Exchange Symbol: HYG

Bill Szkodzinski
Director
Annual and Special Meeting of Shareholders
Daryl Wilson *
Director	The Annual Meeting will be held on May 11th, 2007 at 1:00 p.m.
at the Toronto Board of Trade, 4th floor, 1st Canadian Place
* pending shareholder approval	Toronto, Ontario, Canada

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario
Canada L5R 1B9
P: 905.361.3660
F: 905.361.3626